2018 ANNUAL INFORMATION FORM OF
ORGANIGRAM HOLDINGS INC.

For the Financial Year Ended August 31, 2018

Dated April 12, 2019

ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Company”, “Organigram”, “we”, “us” and “our” refer to Organigram Holdings Inc. and its wholly-owned subsidiary Organigram Inc. and the term “marijuana” has the meaning given to the term “cannabis” in the Cannabis Act (Canada) (the “Cannabis Act”). All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of August 31, 2018 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

  the expected performance of the Company’s business and operations;
  the intention to grow the business, operations and potential activities of the Company;
  the ongoing and proposed expansion of the Moncton Campus, as defined below, the timing of construction, its costs and receipt of any approvals from Health Canada to complete such expansion and increase production and sales capacity;
  the expected growth in the number of customers and patients using the Company’s recreational and medical cannabis;
  the expected growth in the number of customers and patients using the Company’s cannabis oil extracts and related products;
  the expected growth in the Company’s growing and cannabis oil extraction capacity;
  the number of grams of cannabis and the amount of cannabis oil extract related products expected to be used by each customer or patient;
  the methods expected to be used by the Company to deliver cannabis and cannabis oil extract related products;
  the competitive conditions of the industry;
  the effect of government regulations (or changes thereto) with respect to the restrictions on production, sale, consumption, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use and receipt of necessary permits and approvals;
  the competitive and business strategies of the Company;
  the grant and impact of any license or supplemental license to conduct activities with hemp, cannabis and/or cannabis or hemp oil extracts or any amendments thereof;
  the anticipated future gross revenues and profit margins of the Company’s operations;
  the Company’s ability to raise additional funds including through the sale of equity or debt securities;
  future liquidity and financial capacity;

  expectations regarding revenues and expenses;
  expectations with respect to the success of the Company’s research and development on cannabis and its derivatives;
  the scope of protection the Company is able to establish and maintain, if any, for intellectual property rights covering its products;
  the Company’s ability to enter into and maintain strategic arrangements with distributors and retailers and the potential benefits of such arrangements;
  the Company’s anticipated investments in community relations, cannabis health and safety education programming in the locations where the Company operates and the further development of its social responsibility programs;
  the Company’s ability to access Good Manufacturing Practice certification;
  the advancement of the Company’s international projects and targeting other opportunities as the laws and regulations governing cannabis evolve internationally;
  the legalization of industrial hemp or cannabis for medical use or adult recreational use in jurisdictions outside of Canada and the Company’s ability to participate in any such markets, if and when such use is legalized;
  the Company’s ability to import and export cannabis, hemp, and cannabis and hemp extracts to/from foreign jurisdictions it may identify from time to time;
  whether key personnel will continue their employment with the Company;
  the Company’s plan with respect to the payment of dividends; and
  the Company’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or proceedings involving the Company, including but not limited to the class action proceeding described herein.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the medical cannabis industry, industrial hemp industry, and the adult-use recreational cannabis industry and the general expectations of the Company concerning the medical cannabis industry, industrial hemp industry, and the adult-use recreational cannabis industry and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry, industrial hemp industry, and the adult-use recreational cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient and customer acquisition efforts may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

CORPORATE STRUCTURE

Organigram Holdings Inc. was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on July 5, 2010 as Inform Resources Corp.; thereafter the Company changed its name to 0885160 B.C. Ltd. on September 13, 2010, and further to Inform Exploration Corp. (“Inform”) on February 16, 2011. On November 21, 2011, Inform completed its initial public offering and its common shares commenced trading on the TSX Venture Exchange (the “Exchange” or the “TSX-V”) on November 24, 2011. At such time, Inform was engaged in the acquisition, exploration and development of natural resource properties; the Company has ceased all resource exploration activity. In August 2014, pursuant to a reverse takeover transaction in accordance with Policy 5.2 of the TSX-V, Inform acquired all the issued and outstanding shares of Organigram Inc. (the “RTO Transaction”).

On August 22, 2014, Inform and Organigram Inc. entered into an acquisition agreement (the “Acquisition Agreement”) pursuant to which Inform agreed, among other things, to change its name to “Organigram Holdings Inc.” and to effect a consolidation of the outstanding Inform common shares on a 0.883604747 to 1 basis. Under the Acquisition Agreement, Inform acquired all of the outstanding common shares of Organigram Inc. by way of the RTO Transaction. As of the closing of the RTO Transaction, Organigram Holdings Inc. became the publicly listed entity with Organigram Inc., the operating company, being a wholly-owned subsidiary of Organigram Holdings Inc.

On April 6, 2016, the Company was exported from the BCBCA and continued under the Canada Business Corporations Act, and changed its name to Organigram Holdings Inc.

The common shares of the Company (the “Common Shares”) are listed under the symbol “OGI” on the TSX-V and on the OTCQX® Best Market under the symbol “OGRMF”. The Company’s warrants trade on the TSX-V under the symbol and “OGI.WT”. The Company’s convertible debentures traded on the TSX-V under the symbol “OGI.DB” until March 29, 2019, when they were delisted as part of a mandatory conversion.

The Company’s operations are based in Moncton, New Brunswick. The Company’s head office and registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s telephone number is 1 (844) 644-4726 and its corporate website is www.organigram.ca.

Subsidiaries

Organigram Inc., a wholly-owned subsidiary of Organigram Holdings Inc., was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. Organigram Inc. became a fully licensed producer of medical marijuana on or about March 26, 2014.

10870277 Canada Inc., incorporated under the Canada Business Corporations Act on July 4, 2018, is a wholly owned subsidiary of Organigram Holdings Inc., and is used as a special purpose holding company for the Company.

Trauma Healing Centers Incorporated (“THCI”), a chain of medical clinics specializing in post-traumatic stress disorder (“PTSD”) treatment, including through the therapeutic use of medical marijuana, was a wholly-owned subsidiary of Organigram Holdings Inc. during the period covered by this Annual Information Form.

The following chart illustrates, as of August 31, 2018, the Company’s corporate structure:

*Note: In October 2018, the Company sold all of its shares in THCI. See “General Development of the Business” below. The Company has other non-material subsidiaries not shown above.

GENERAL DEVELOPMENT OF THE BUSINESS

Licenses

On March 26, 2014, Organigram Inc. was issued a license under the Marihuana for Medical Purposes Regulations (“MMPR”) promulgated under the Controlled Drugs and Substances Act (Canada) (the

“CDSA”). Pursuant to this license, Organigram Inc. was permitted to produce, sell, possess and ship medical marijuana, in conformity with applicable regulations, and made its first shipment of medical marijuana to registered patients in September 2014. Health Canada renewed this license on March 27, 2016.

On August 24, 2016, the MMPR was replaced by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) promulgated under the CDSA. Under the transitional provisions of the ACMPR a producer’s license issued under the MMPR was continued under the ACMPR and remained valid until that license expired or was revoked. Health Canada issued a license (the “License”) to Organigram Inc. under Section 35 of the ACMPR with an effective date of August 10, 2017. The License permitted Organigram Inc. to produce, sell, possess and ship medical marijuana, in conformity with the ACMPR.

On March 27, 2016, the Company received a license from Health Canada to produce cannabis oil extracts (the “Extracts License”) under the class exemption available under Section 56 of the CDSA (the “Section 56 Exemption”). Since June 2016, the Extracts License issued by Health Canada includes both production and sale of cannabis oil extracts. Previously, the Extracts License had been production only. Accordingly, since June 2016, the Company has been able to produce and sell cannabis oil extracts as well. In September 2016, Health Canada amended the Extracts License to increase the Company’s sales capacity of dried marijuana to 1,200 kg per annum and sales capacity for cannabis oils to 500 kg per annum.

Health Canada further amended the Extracts License on August 10, 2017, allowing the Company to store substances in inventory up to a maximum storage capacity value of approximately $31,000,000 for the Company’s security level 8 vault.

On May 15, 2018, the Company received a dealer’s license under the CDSA from Health Canada (the “Dealer’s License”). With receipt of the Dealer’s License, the Company became authorized to develop, test and export and import for the purposes of reformulation an extensive range of products including, but not limited to, a range of cannabis oils as well as an extensive range of derivative based formulations. On June 27, 2018, the Dealer’s License was amended under the CDSA. Under the Cannabis Act which has been in effect since October 17, 2018, export permits are applied for and received on a case by case basis.

Effective October 17, 2018, cannabis is no longer regulated under the CDSA and is now regulated under the Cannabis Act as further described herein in “Canadian Regulatory Landscape”. Transitional provisions of the Cannabis Act provide that every license issued under Section 35 of the ACMPR that was in force immediately before the day on which the Cannabis Act came into force is deemed to be a license under the

Cannabis Act.

On November 9, 2018, Health Canada reissued the License to the Company as a license under the Cannabis Act. The License, as reissued, has an expiry date of March 27, 2020. It is anticipated that Health Canada will extend or renew the License at the end of its term. Medical cannabis cultivated by the Company is processed for sale to end-users or wholesale distribution to other licensed producers. The Company may sell medical cannabis to patients who have obtained a valid prescription from a doctor or authorized health care professional or to other licensed producers.

Expansion

Since commencing operations at its Moncton campus (the “Moncton Campus”) located in Moncton, New Brunswick in March 2014, the Company has continued to expand the Moncton Campus to create additional production capability. As of the date hereof, the Company’s management estimates annual production capacity to be approximately 36,000 kg of cannabis.

The Company has strategically acquired a building adjacent to the Moncton Campus along with one or more parcels of land sufficient for the development of additional facilities. Rapid expansion continues at the Moncton Campus and management anticipates that the Moncton Campus can be expanded to produce up to 113,000 kg of cannabis annually under ideal conditions in the medium term, based on current expansion plans.

The forward-looking estimate of additional production capacity noted above is based on a number of material factors and assumptions including that: (a) the facility size will be as estimated with the same amount of cultivation space being used per grow room for cultivation as used to date; (b) the ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company’s existing facilities; (c) all grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other purposes, such as for storage); and (d) a number of factors can cause actual costs to differ from estimates. See “Risk Factors – Operational Risks”.

Phase	Target Completion Date	Ground Floor Footprint	Budget	Expended to Date
1, 2, 3	Complete	232,000	N/A	N/A
4A	April 2019	93,000	$44.0M	$39.5M
4B	September 2019	70,000	$42.4M	$21.6M
4C	December 2019	82,000	$39.6M	$1.0M
5	October 2019	56,000	$44.1M	$1.1M
Total		533,000	$170.1M	$63.2M

Three-Year History

Developments During the Financial Year Ended August 31, 2016

On June 2, 2016, the Company closed a short form prospectus offering of units of the Company, on a bought deal basis, including the full exercise of the over-allotment option. As such, a total of 9,867,000 units of the Company were sold at a price of $1.05 per unit, for aggregate gross proceeds of $10,360,350. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitled the holder thereof to acquire one Common Share at a price of $1.40 until December 2, 2017.

On August 23, 2016, the Company closed a short form prospectus offering of Common Shares, on a bought deal basis, including the full exercise of the over-allotment option. As such, a total of 17,710,000 Common Shares were sold at a price of $1.30 per Common Share, for aggregate gross proceeds of $23,023,000.

On August 31, 2016, the Company entered into a purchase and sale agreement to acquire a 10-acre property adjoining the Moncton Campus, which property includes a 136,000-square foot industrial building, for approximately $6,900,000 in cash and other non-cash consideration, including real property located at 1299 St. George Boulevard in Moncton, New Brunswick. The purchase and sale was completed in October 2016.

Developments During the Financial Year Ended August 31, 2017

On September 1, 2016, the Company entered into an exclusive product development and distribution agreement (the “TGS Agreement”) with TGS International LLC (“TGS”). TGS is an affiliate of The Green Solution, LLC, a vertically-integrated cannabis company which owns and operates state licensed and regulated production, processing, and manufacturing facilities and medicinal and/or adult-use retail locations in the state of Colorado. The TGS Agreement will provide for consulting services related to the development and operation of a commercial scale cannabis extracts production and processing facility, as well as the exclusive licensing in Canada of over 225 unique cannabis products. On October 12, 2016, the Company issued 437,957 Common Shares to TGS at a deemed price of $1.37 per Common Share. As per the terms of the TGS Agreement, the Common Shares will be released to TGS according to an escrow schedule that relates to certain calendar and operational milestones.

On November 23, 2016, the Company was chosen as the exclusive Canadian cannabis producer, business partner and brand developer for Nova Scotia-based Trailer Park Boys Productions. Under an agreement with TPB Productions Limited, the Company is working with the Trailer Park Boys team to develop branding, packaging, and a competitive product portfolio, all subject to regulatory approval including compliance with marketing and packaging restrictions, targeted towards adult-use recreational cannabis consumers and distributed exclusively by the Company.

On December 7, 2016, the Company closed a short form prospectus offering of Common Shares, on a bought deal basis, including the full exercise of the over-allotment option. As such, a total of 11,339,000 Common Shares were sold at a price of $3.55 per Common Share, for aggregate gross proceeds of $40,253,450.

On December 28, 2016, the Company voluntarily recalled certain lots of medical marijuana which were supplied between August and December 2016 due to the detection of amounts of unapproved pesticides not registered for use on marijuana under the Pest Control Products Act (Canada) (the “Pest Control Products Act”). On January 9, 2017, the Company announced it had expanded its product recall to include additional product lots manufactured and supplied during 2016 and was continuing to work with Health Canada to address the matter. See “Risk Factors Product Safety, Product Liability and Illegal Activity” and “Legal Proceedings and Regulatory Actions”.

On February 9, 2017, the Company announced that its organic certification through ECOCERT Canada had been suspended and that it was undertaking a re-certification process to revalidate the organic certification. Since then, the Company announced on October 12, 2017, that it had passed the first stage in the re-certification process by submitting a comprehensive action plan to ECOCERT Canada and will continue to be subject to a series of onsite inspections to test for the Company’s compliance with organic standards. On October 10, 2018, the Company finalized its re-certification process and received its organic certification from ECOCERT Canada.

On February 27, 2017, the Company announced the completion of its investigation related to the contamination issue, which resulted in a voluntary recall of medical cannabis products produced by the Company. Although the results of the investigation were inconclusive, the Company implemented seven new company-wide initiatives in response to the events giving rise to the recall. Additionally, the Company announced that it would provide all its affected clients without insurance coverage with credits in the amount of their affected purchases for further Organigram product. The total value of these credits represents approximately $2,026,000, with approximately 70% of such credits having been utilized by Organigram clients. See “Risk Factors Product Safety, Product Liability and Illegal Activity” and “Legal Proceedings and Regulatory Actions”.

On March 1, 2017, the Company announced the appointment, effective March 13, 2017, of Greg Engel as the Chief Executive Officer and a director of the Company. Mr. Engel has served in a number of senior-level and executive positions in related industries in the 25 years preceding his appointment, in Canada, in the United States and internationally. Most recently, he was the Chief Executive Officer of Tilray Canada Inc., an early medical marijuana leader and the first Canadian company to export medical cannabis products to Europe. Mr. Engel is widely respected as a leader in the cannabis industry.

On March 3, 2017, a claim in connection with a proposed class action lawsuit was filed with the Nova Scotia Supreme Court, seeking to represent a class of persons and entities who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use in cannabis production. On March 7, 2017, the Company announced that it had retained legal counsel and would launch a defense against the proposed class action lawsuit. The Nova Scotia Supreme Court certified the class action on January 18, 2019. Certification is not a decision on the merits of the lawsuit, but deals with the proper procedure and allows it to continue to the next stage of litigation. The Company has filed a notice with the Nova Scotia Court of Appeal for leave to appeal the certification of the class action by the Nova Scotia Supreme Court. See update in “Risk Factors Product Safety, Product Liability and Illegal Activity” and “Legal Proceedings and Regulatory Actions”.

On June 1, 2017, the Company finalized the acquisition of THCI, a multi-disciplinary clinic network providing medical cannabis care and education services to patients in Nova Scotia, New Brunswick, and Ontario, in exchange for 719,425 Common Shares at a deemed value of $2.78 per share. THCI serviced over 3,500 patients across several Canadian locations, operating independently by providing referrals based on client need to any licensed producer in Canada. The Company completed the sale of THCI in October 2018 as further described below.

Developments During the Financial Year Ended August 31, 2018

On September 6, 2017, the Company entered into a memorandum of understanding with the New Brunswick Innovation Research Chair in Medical Technologies pursuant to which the parties agreed to jointly develop an industry leading method of microwave extraction of cannabinoid extracts from cannabis plants.

On September 15, 2017, the Company entered into a memorandum of understanding with Cannabis NB, the Crown corporation responsible for the supply of cannabis for customers of the adult-use recreational cannabis market in the Province of New Brunswick. Through this memorandum of understanding, Cannabis NB secured a supply of at least 5 million grams of recreational cannabis per year from Organigram.

On October 31, 2017, the Company acquired a land parcel of approximately 1.65 -acres with an existing building located at 55 English Drive in Moncton, New Brunswick, which abuts the property already then owned by the Company.

On November 29, 2017, the Company announced the launch of The Edison Project which is an initiative designed to produce and offer the highest quality of flower using the latest in technology and industry best practices through the adoption of three key production techniques: top flower pruning, hand-manicuring flowers and craft curing post-harvest. The first two Edison Project related products released were #3 Edison and #7 Edison which were made available to registered patients of the Company between November 2017 and October 2018.

On December 4, 2017, the Company received three awards at the 2017 Lift & Co. Canadian Cannabis Awards, including Top Sativa Flower for its premium flower, Wabanaki. The Lift & Co. Canadian Cannabis Awards is Canada’s leading medical marijuana awards program and recognizes leading licensed producers, with awards being determined based on votes cast by medical marijuana clients. Management of the Company is pleased with the results and views this as a validation of the Company’s enhanced quality control protocols and emphasis on quality.

On December 18, 2017, the Company closed a short form prospectus offering of units of the Company, on a bought deal basis, including the full exercise of the over-allotment option, for aggregate gross proceeds of $57,500,002 upon the issuance of 16,428,572 units of the Company at a price of $3.50 per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Common Share at a price of $4.00 until June 18, 2019.

On December 19, 2017, at the Annual and Special Meeting of shareholders of the Company, the shareholders ratified and approved an Equity Incentive Plan (the “Plan”) pursuant to which the Company may issue Restricted Share Units and Performance Share Units to participants under the Plan as compensation. The implementation of the Plan was intended for the recruitment and retention of key personnel purposes and to permit the Company to preserve cash.

On December 19, 2017, the Company appointed Paolo De Luca, CPA, CA, CFA as the Company’s Chief Financial Officer. Mr. De Luca has more than 20 years of diversified financial business experience and has held senior financial, investor relations, and accounting leadership roles at companies, including West Face Capital, one of Canada’s leading alternative asset management firms; Meridian LNG; Potash Ridge; C.A. Bancorp; and TD Securities. As the Company’s CFO, Mr. De Luca leads both the finance team as well as the investor relations efforts of the Company. Mr. De Luca is based out of the Company’s satellite office in Toronto, Ontario while managing the finance team in Moncton, New Brunswick.

On January 16, 2018, the Company announced the entering into of a memorandum of understanding with the Prince Edward Island Liquor Control Commission for the distribution of cannabis to the province’s adult-use recreational market in Prince Edward Island.

On January 31, 2018, the Company closed a short form prospectus offering of 6.00% convertible unsecured debentures, on a bought deal basis, including the full exercise of the over-allotment option, for aggregate gross proceeds of $115,000,000 upon the issuance of 115,000 convertible debentures of the Company at a price of $1,000 per debenture. Each debenture has a maturity date of January 31, 2020, and bears interest at 6% per annum. Each debenture is convertible into Common Shares at $5.42 per share. The convertible debentures commenced trading on the TSX-V on January 31, 2018, under the stock Symbol OGI.DB. On February 27, 2019, the Company announced that it had elected its right to force the conversion of the principal amount outstanding into Common Shares on April 1, 2019. See: “Capital Structure”.

On February 12, 2018, Health Canada issued an amendment to the Company’s cultivation license that enabled the Company to expand by utilizing new cultivation rooms. This amendment improves the functional design of the Company’s facility and facilitates greater production at the Moncton Campus.

On May 15, 2018, Health Canada issued the Company a license for controlled drugs and substances, making the Company a “licensed dealer” under the Narcotic Control Regulations, promulgated under the CDSA. The license enables the Company to expand its medical product offerings to Germany and other European and key global markets.

On May 17, 2018, the Company received a “Permit to Export Cannabis” from Health Canada that allowed the Company to export cannabis internationally. The Company can ship dried cannabis products to Cannatrek Medical PTY Ltd., a licensed Australian medical cannabis enterprise with operations in Melbourne, Victoria through its broker Canada Management Group Global Inc. On July 6, 2018, the Company fulfilled its first shipment of dried flower to the Australian purchaser. On September 24, 2018, the Company fulfilled its first shipment of cannabis oil to the Australian purchaser. Under the Cannabis Act, export permits are obtained on a case by case basis.

On June 29, 2018, the Company announced that it was approved as a supplier of cannabis for the Province of Manitoba.

On July 5, 2018, the Company announced that it signed a supply agreement with the Alberta Gaming, Liquor & Cannabis Commission.

On August 21, 2018, the Company announced that it had been approved as a supplier of cannabis for the Province of Ontario. Under the terms of the agreement with Ontario Cannabis Retail Corporation (“OCRC”), the Company will provide OCRC with 27 stock keeping units (“SKUs”) of products including dried flower, pre-rolled product, cannabis oils and the premium offering of the Edison Reserve brand.

On August 24, 2018, the Company announced that it had signed a supply agreement with the Nova Scotia Liquor Corporation (“NSLC”) whereby the Company will provide 41 SKUs of certain cannabis products to the NSLC.

Developments After the Financial Year Ended August 31, 2018

On September 6, 2018, the Company began trading on the OTCQX® Best Market under the ticker symbol “OGRMF”.

On September 12, 2018, the Company entered into a debenture purchase agreement with Hyasynth Biologicals Inc. (“Hyasynth”) and certain other investors (the “Hyasynth Agreement”). Hyasynth is a biotechnology company that engineers strains of yeast to produce cannabinoids, and is a Licensed Dealer under the Narcotic Control Regulations, promulgated under the CDSA, that is permitted to produce and distribute cannabinoid products to those that are also legally allowed to possess cannabinoid products. Under the Hyasynth Agreement the Company committed to purchase up to $10,000,000 of convertible secured debentures of Hyasynth, subject to the terms and conditions set out in the Hyasynth Agreement. As of the date hereof, the Company has purchased $5,000,000 in convertible secured debentures of Hyasynth, and will purchase an additional $5,000,000 million in two other tranches, pending Hyasynth meeting certain milestones and funding conditions. The debentures are automatically convertible into common shares of Hyasynth upon the occurrence of certain events. The debentures are also convertible at the option of the Company at the conversion price applicable to each tranche of debentures specified in the Hyasynth Agreement. The debentures mature on August 31, 2023, unless such maturity is accelerated in accordance with the Hyasynth Agreement. In connection with the Hyasynth Agreement, the Company was granted two seats on Hyasynth’s board of directors and customary veto rights over certain “major decisions” to be taken by Hyasynth during the period the debentures granted to the Company remain outstanding. In addition, Hyasynth and the Company entered into an offtake agreement providing for the purchase by the Company of certain cannabinoids, at a discount to the prevailing market price, as they are brought into commercial production by Hyasynth.

On September 14, 2018, the Company announced that it had entered into a supply agreement with the Newfoundland and Labrador Liquor Corporation (the “NLC”) whereby the NLC shall have access to almost 100% of the Company’s entire product portfolio. On September 20, 2018, the Company entered into a two-year supply and distribution agreement with the NLC. The Company has also become a key supplier of branded, finished cannabis products to Canopy Growth Corporation’s Tweed-branded retail operations in Newfoundland and Labrador.

On October 2, 2018, the Company closed a private placement investment in Eviana Health Corporation (“Eviana”). Eviana issued 5,000 debenture units of Eviana (the “Debenture Units”) to each of the Company and another institutional strategic investor, bearing an annual interest rate of 10%, maturing 24 months from the closing date, each Debenture Unit consisting of (i) $1,000 principal amount of senior unsecured convertible debentures of Eviana (the “Eviana Debentures”); and (ii) one-half of one common share purchase warrant of Eviana (each whole common share purchase warrant, an “Eviana Warrant”). Each Eviana Warrant is exercisable by the holder thereof for 870 common shares of Eviana at an exercise price per share of $1.30 for a period of 24 months from the date of issuance. The Eviana Debentures are convertible into common shares of Eviana at a conversion price of $1.15 per share at the holder’s option, subject to mandatory conversion in certain circumstances. In addition to the strategic investment in Eviana, the Company has the right to purchase up to 25% of Eviana’s (or its wholly-owned subsidiary’s) annual CBD oil production (or comparable form including but not limited to crystals) at 95% of the agreed raw CBD oil (or equivalent) wholesale price for a period of five years. The option to purchase a percentage of  Eviana’s annual CBD oil production is contingent on the Company’s continued ownership in Eviana.

On October 10, 2018, the Company entered into a definitive agreement with alpha-cannabis Pharma GmbH (“ACG”) pursuant to which the Company, through a newly created wholly-owned subsidiary, 10870277 Canada Inc., acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625,000 (approximately CAD$2,440,000 at prevailing exchange rates). An additional €875,000 (approximately CAD$1,350,000 at prevailing exchange rates) of Common Shares of the Company are payable based on the achievement of certain milestones. As part of the investment, Organigram Inc. entered into two supply agreements with ACG, one for the supply of cannabidiol isolate from ACG to Organigram Inc., and the other for the supply of dried cannabis flower from Organigram Inc. to ACG. In addition, ACG and Organigram Inc. entered into an agreement pursuant to which the parties will jointly evaluate and, if deemed appropriate, bid on certain licenses to supply medical cannabis to the German market. As of the date hereof, the Company does not have the necessary certifications to import CBD isolate from Germany nor to export cannabis flowers to Germany. Under the agreement with ACG, the import and export obligations of the Company are subject to receipt by the Company of all necessary licensing and regulatory approvals, including the required Good Manufacturing Practices certification.

On October 16, 2018, the Company completed the sale of THCI, a multi-disciplinary clinic network providing medical cannabis care and education to patients in Nova Scotia, New Brunswick and Ontario.

Harvest Medicine Inc., a wholly-owned subsidiary of VIVO Cannabis Inc. (“Vivo”), acquired 100% of the issued and outstanding shares of THCI in exchange for $1,200,000 satisfied by the issuance of common shares in the capital of Vivo at a price per share equal to the ten-day trading volume weighted average price immediately prior to the closing of the transaction. The Company divested of THCI as it was not a part of the Company’s core business. The Company wishes to focus its efforts on the emerging adult-use recreational market.

On October 26, 2018, the Company announced it signed a supply agreement with the Province of British Columbia. The Company signed an agreement with the BC Liquor Distribution Branch, the sole, wholesale distributor of non-medical cannabis for the province that operates standalone, public retail stores and provides online sales.

On November 27, 2018, the Company announced it completed the registration process with the Saskatchewan Liquor and Gaming Authority, making it an official supplier of cannabis for the Province of Saskatchewan.

On December 7, 2018, the Company announced it secured a loan from Farm Credit Canada in the amount of $10,000,000 which will be used to finance the continued expansion of the Company’s Moncton Campus. The debt is for a term of five years at a variable rate of interest, initially at 6.70% . The debt is secured against certain assets of the Company.

On January 15, 2019, the Company announced it has introduced Integra Boost packaging technology into its entire line of dry flower products from 1 g to 15 g to help maintain freshness, extend shelf life and enhance the overall customer experience. Integra Boost packs comprise a glycerin gel and two-way membrane to create a patented humidity control technology, either releasing or absorbing moisture as needed to ensure the optimal environment for storing cannabis.

On January 16, 2019, the Company announced that it had partnered with Canada’s Smartest Kitchen (“CSK”), a leader in food product development, to expand the Company’s ongoing research and development related to edible cannabis products. Following the legalization of adult-use recreational cannabis in Canada in October of 2018, cannabis edibles are expected to be legalized in late 2019 with the draft amendments to the Cannabis Act for edibles having been issued by the Government of Canada for public consultation on December 20, 2018. The Company’s initial strategic product development work with CSK will focus on the chocolate confectionary market. Along with a detailed look at current Canadian food flavor, color and texture trends, the research conducted by CSK will explore the different expectations and needs of medical and recreational cannabis consumers. This includes an in-depth investigation of consumer’s preferred product functions, formats, applications, and product profiles (e.g. flavor, dosing) that will add to the Company’s existing and growing expertise.

On January 18, 2019, the Nova Scotia Supreme Court certified the class action filed in respect of medical cannabis that was subject to the Company’s voluntary product recalls in December 2016 and January 2017. Certification is not a decision on the merits of the lawsuit, but deals with the proper procedure for a lawsuit, which allows it to continue to the next stage of litigation. The Company has filed a notice with the Nova Scotia Court of Appeal for leave to appeal the certification of the class action by the Nova Scotia Supreme Court. See update in “Risk Factors Product Safety, Product Liability and Illegal Activity” and “Legal Proceedings and Regulatory Actions”.

On January 18, 2019, the Company entered into an agreement with 1812 Hemp, a New Brunswick based industrial hemp research company to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. 1812 Hemp is focused on further developing a line of Canadian cultivars (specific varieties of plants cultivated to enhance desirable qualities) of high cannabidiol (“CBD”) yielding hemp for the Canadian climate. Under the terms of the agreement, the Company will have access to a supply of hemp flower which targets significant levels of CBD (cultivars ranging from 4% to 8%) at a 25% discount to the agreed upon market price. CBD is a naturally occurring active ingredient in hemp and cannabis that is currently being studied for various therapeutic uses. As part of the deal, the Company has access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018 which it intends to purchase and begin to send for extraction in 2019. In addition, the Company has a right-of-first-refusal on future procurement of hemp from 1812 Hemp which is expected to increase significantly in 2019 and beyond. In connection with the parties entering into this agreement, the Company paid to 1812 Hemp a bonus in the amount of $1.5 million. The price payable by the Company for the hemp flower will be determined in accordance with a formula set out in the agreement.

On January 29, 2019, the Company entered into a multi-year extraction agreement with Valens GroWorks Corp., a provider of cannabis products and services focused on various proprietary extraction methodologies, distillation, cannabinoid isolation and purification, as well as associated quality testing. Under the terms of the agreement, Valens will extract cannabis flowers and trim from Organigram’s Moncton operation as well as hemp to produce extract concentrate. In turn, the concentrate will be used by Organigram to produce oils and, eventually, derivative edible and vaporizable cannabis products. The legalization of cannabis edibles and other derivative based products in Canada is expected in late 2019.

On February 26, 2019, the Company announced it signed a letter of intent with the Société Québécoise du cannabis (the “SQC LOI”), solidifying the Company’s position as a national player in Canada’s legal adult-use recreational cannabis marketplace. The final agreement and first shipping date are subject to completion of the Autorité des Marchés Publics process. Upon completion of its definitive agreement with SQC, the Company will have distribution arrangements in place for all Canadian provinces.

On February 27, 2019, the Company announced that it had elected to exercise its right under the indenture (the “Debenture Indenture”) governing the Company’s 6.00% convertible unsecured debentures due January 31, 2020 (the “Debentures”) to convert all of the principal amount outstanding of the remaining Debentures on April 1, 2019 (the “Conversion Date”) into Common Shares. Pursuant to the terms of the Debenture Indenture, the Company may force the conversion of the Debentures at the conversion price of $5.42 per Common Share when the volume weighted average trading price of the Common Shares on the TSX-V for 10 consecutive days exceeds $7.05. On April 1, 2019, the remaining total of Debentures outstanding were converted into Common Shares and accrued interest was paid to the Debenture holders. The majority of Debenture holders voluntarily converted their Debentures in accordance with the terms of the Debenture Indenture prior to the Conversion Date. The Company estimates that the conversion saved it approximately $4,900,000 in cash interest payments that would have otherwise been payable if the outstanding Debentures were held to maturity. The Conversion also eliminated a significant liability from the Company’s balance sheet.

Other Agreements

The Company has entered into agreements with several organizations committed to helping first responders and veterans deal with chronic ailments. Under the terms of these agreements, each of the organizations will refer patients to the Company. The Company may pursue, as part of its business model, further strategic partnerships and opportunities with other suppliers and organizations.

DESCRIPTION OF THE BUSINESS

Company Overview

The Company was licensed as a licensed producer of marijuana, as defined under the ACMPR, during the period covered by this Annual Information Form. The License allowed the Company to produce and sell marijuana and cannabis oil extracts to patients and other licensed producers, in accordance with the Section 56 Exemption.

The overview of the Company’s licenses and operating framework under the ACMPR in this Annual Information Form relates to the time period covered by the Annual Information Form up to August 31, 2018. A number of changes to the regulatory environment the Company operates in became effective October 17, 2018, with the coming into force of the Cannabis Act which replaced the ACMPR. A description of the new regulatory framework in force as of October 17, 2018, is included below under the heading “Canadian Regulatory Framework”.

Organigram Licenses

Pursuant to its License, during the period covered by this Annual Information Form, the Company was permitted to possess, produce, sell, ship, deliver, transport and destroy marijuana.

The Company was permitted to sell or provide:

(a)	marijuana to:

	(i)	another licensed producer;

	(ii)	a licensed dealer (as defined in the ACMPR);

	(iii)	Canada’s Minister of Health; or

	(iv)	a person to whom an exemption relating to the substance has been granted under the Section 56 Exemption;

(b)	dried marijuana to

	(i)	a client or an individual who is responsible for the client;

	(ii)	a hospital employee, if the possession of the dried marijuana is for the purposes of and in connection with their employment; or

	(iii)	a person to whom an exemption relating to the dried marijuana has been granted under the Section 56 Exemption.

The Section 56 Exemption allowed licensed producers to conduct certain activities with respect to cannabis, fresh marijuana and cannabis oil (as such terms are defined in the Section 56 Exemption). In particular, licensed producers were permitted to:

(i)	possess, produce or destroy cannabis;

(ii)

sell, provide, ship, deliver or transport cannabis to another licensed producer, a licensed dealer, the Minister or a person who is specifically named in an exemption relating to cannabis that has been granted under the Section 56 Exemption; or

(iii)

sell, provide, ship, deliver or transport fresh marijuana or cannabis oil to a client (or an individual who is responsible for the client), a hospital employee (if the possession of the marijuana is for the purposes of and in connection with their employment) or a person who is specifically named in an exemption relating to cannabis oil or fresh marijuana that has been granted under the Section 56 Exemption.

The Section 56 Exemption included strict terms and conditions that a licensed producer must comply with, including:

  the marijuana must be shipped in secure, child resistant packaging;

  licensed producers must include the same health warning messages that apply to dried marijuana;

  licensed producers must not sell or provide any cannabis oil with a concentration of delta-9- tetrahydrocannabinol (“THC”) exceeding 30 mg per ml of oil;

  licensed producers must ensure that the label specifies the amount (in milligrams) of THC and cannabidiol;

  licensed producers must ensure that the quantity of the fresh marijuana buds or leaves or cannabis oil is also labelled, in terms of equivalency to one gram of dried marijuana. Information on the conversion method must be published on the producer’s website;

  licensed producers must not make therapeutic claims in relation to the marijuana, unless they are otherwise approved under the Food and Drugs Act (Canada);

  licensed producers must continue to comply with the record-keeping requirements for all transactions involving non-dried marijuana, including sales and destruction records; and

  licensed producers must notify Health Canada of any adverse reactions related to fresh marijuana buds and leaves or cannabis oil of which they become aware.

The Company was also permitted to (i) ship dried marijuana or cannabis oil to a health care practitioner (as defined in the ACMPR) in the case referred to in subparagraph 130(1)(f)(iii) of the ACMPR; (ii) import marijuana if done in accordance with an import permit issued under Section 95 of the ACMPR; and (iii) possess marijuana for the purpose of export and export marijuana if done in accordance with an export permit issued under Section 103 of the ACMPR.

With the coming into force of the Cannabis Act effective October 17, 2018, the Company is now subject to the Cannabis Act and the regulations promulgated thereunder, including the Cannabis Regulations. Transitional provisions of the Cannabis Act provide that every license issued under Section 35 of the ACMPR that was in force immediately before the day on which the Cannabis Act came into force is deemed to be a license under the Cannabis Act. For a summary of the Cannabis Act and Cannabis Regulations as well as the Company’s license issued under the Cannabis Act, see “Canadian Regulatory Framework – Licenses, Permits and Authorizations” below.

Principal Products

Cannabis can be ingested in a variety of ways, including smoking, vaporizing, consumption in the form of oil, or edibles. Unlike the pharmaceutical options, individual elements within cannabis have not been isolated, concentrated and synthetically manipulated to deliver a specific therapeutic effect. Instead cannabis addresses ailments holistically through the synergistic action of naturally occurring phytochemicals.

Sativa and Indica are the two main species of cannabis plants, and hybrids can be created when the genetics of each of the two plants are crossed. Within these different types of cannabis plants there are many different varieties. Within each variety of cannabis there are many different cannabinoids, with the most common being THC the psychoactive ingredient and CBD which is responsible for many of the non-psychoactive effects from marijuana. The Company has access to many strain varieties and will continue to establish a variety of strains to best suit patient and recreational user needs. Hemp is sometimes considered as a third species of cannabis, however it is technically a variety of Sativa that contains CBD but does not contain THC (or in amounts so small it has no discernable psychoactive effects).

Distribution

Medical cannabis patients order from the Company primarily through the Company’s online store or by telephone. Medical cannabis is and will continue to be delivered by secured courier or other methods permitted under the Cannabis Act. The Company’s prices vary based on growth time, strain yield and market prices. The Company may from time to time offer volume discount or promotional pricing.

The Company was also authorized for wholesale shipping of medical cannabis plant cuttings and dried flower to other licensed producers.

As a result of the Section 56 Exemption, the Company was also allowed to produce and sell certain derivative products such as cannabis oil. Derivative products are and will continue to be delivered by secured courier or other methods permitted by the ACMPR or other applicable legislation. The Company’s prices vary based on growth time, strain yield and market prices. The Company may from time to time offer volume discount or promotional pricing.

The Company is also authorized for wholesale distribution of adult-use recreational cannabis and certain derivative product such as cannabis oil to government entities and private retailers. The Company’s prices vary based on growth time, strain yield and market prices. The Company may from time to time offer volume discount or promotional pricing. See “Description of the Business - Canadian Regulatory Framework” for additional information on current distribution channels under the Cannabis Act.

Revenue

The Company’s revenue for its two most recently completed fiscal years from sales to customers was as follows:

Fiscal Year Ended August 31	Revenue from Net Sales (‘000)
2017	$5,389
2018	$12,429

The Company is currently working on edible product development expected to be legalized in October 2019. In addition to conducting in-house research and development, the Company is also looking to external arrangements including partnering with Canada’s Smartest Kitchen. The Company currently expects to be ready with products in the market upon legalization of the edible product category.

Operations

The Company has assembled a capable management team with significant experience in the management and growth of successful enterprises. Coupled with operational experience, the Company is a cost competitive producer of cannabis, owing to various cost-saving attributes of its operations, such as: (i) competitive power costs; (ii) competitive labour costs; (iii) a growing operation that maximizes real property square footage (e.g. through the use of tiered grow rooms); (iv) competitive real property costs; (v) the adoption of industry leading efficiencies; and (vi) access to various government assistance programs based on the geographical location of the Moncton Campus.

Substantially all of the Company’s revenue is derived from the sale of cannabis and cannabis plant material produced, cultivated and/or processed by the Company at its Moncton Campus. The Company grows cannabis at its Moncton Campus for the purposes of sale and distribution of finished products in accordance with the ACMPR and now, the Cannabis Act. The Company’s current plants are at various stages ofgrowth.

Storage and Security

The ACMPR required production sites to be located indoors, and not in a private dwelling. Subdivision C of the ACMPR set out physical security requirements necessary to secure sites where licensed producers conduct activities with cannabis other than storage. As per the applicable regulations, the Company’s facilities contain a vault that meets all security requirements.

The vault is equipped with security cameras, motion sensors, finger print, code locked doors and seismic sensors that set alarms off when vibrations are detected. These security measures ensure the Company is compliant with all of Health Canada’s necessary security requirements. The vault can only be accessed by a “Responsible Person in Charge” (as defined under the ACMPR) and at least one Responsible Person in Charge must be present in the vault at all times if the doors are opened.

With the introduction of the Cannabis Act effective October 17, 2018, new storage and security clearance procedures have been introduced. For a summary of these, see “Canadian Regulatory Framework – Security Clearances” below.

Health Canada conducts ad hoc, unscheduled site inspections of licensed producers under the ACMPR and now licensees under the Cannabis Act. The Company has been subject to these inspections numerous times, often on a monthly basis. The Company has responded to and complied with all requests from Health Canada within the time frames indicated in such requests. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. The Company is not currently in non-compliance with any material order or regulation of Health Canada.

Specialized Skill and Knowledge

Knowledge with respect to cultivating and growing cannabis is important to the cannabis industry. The nature of growing cannabis is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are established to protect the activity and purity of the product. Once processing is complete, each and every processed batch is subjected to full testing against stringent quality specifications set for activity and purity.

The Company has recruited a production team with specialized skill sets unique to indoor agricultural cultivation and processing of cannabis plants and products at industrial scale.

Competitive Conditions

As of the date hereof, Health Canada has issued a total of 171 licenses on its list of licensed producers.

The Company believes that due to the extensive regulatory restrictions and large amounts of financing required for operations, the number of large-scale licensed producers that can compete nationally and internationally will remain relatively small in the short term. However, as the demand for cannabis increases both nationally and internationally, the Company believes new competitors will enter the market. The principal aspects of competition between the Company and its competitors will be the price and quality of cannabis and client service provided to patients, government entities and private retailers. While the Company will price its cannabis according to market demands, the Company believes, based on the Company’s review of publicly available information, that it currently has one of the lowest costs of production in Canada. This is expected to provide the Company with pricing flexibility while maintaining healthy margins relative to its competitors.

There is potential that the Company will face intense competition from other cannabis producers, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Employees

As of August 31, 2018, the Company employed approximately 361 employees. As of the date hereof, the Company employs approximately 650 employees.

Canadian Regulatory Framework

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use in Canada. Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was legal. Such sales of medical cannabis were regulated under the ACMPR.

The Cannabis Act and Cannabis Regulations establish a licensing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis both for medicinal and non-medicinal use (i.e. adult recreational use).

The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR regarding rules for the production, sale and distribution of medical cannabis and related oil extract. The Cannabis Act maintains separate access to cannabis for medical purposes, including providing that import and export licenses and permits will be issued only in respect of cannabis for medical or scientific purposes or in respect of industrial hemp.

Transitional provisions of the Cannabis Act provided that every license issued under Section 35 of the ACMPR that was in force immediately before the day on which the Cannabis Act came into force (being October 17, 2018) is deemed to be a license issued under the Cannabis Act and that such license will continue in force until it is revoked or expires.

Given that the Cannabis Act and the Cannabis Regulations only recently came into force, the full impact of such regulatory changes on the Company’s business is unknown. See “Risk Factors – Regulatory Risks – Changes in Laws, Regulations and Guidelines”.

Licenses, Permits and Authorizations

The Cannabis Regulations establish six classes of licenses under the Cannabis Act: cultivation licenses; processing licenses; analytical testing licenses; sales for medical purposes licenses; research licenses; and cannabis drug licenses. The Cannabis Regulations also create subclasses for cultivation licenses (standard cultivation, micro-cultivation and nursery) and processing licenses (standard processing and microprocessing). Different licenses and each subclass therein carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each license category and subclass. The Cannabis Regulations provide that all licenses issued under the Cannabis Act must include both the effective date and expiry date of the license, and may be renewed on or before the expiry date.

The Cannabis Regulations permit license holders to conduct activities only at the site and building set out in the license (except for destruction, antimicrobial treatment and distribution) and no licensed activities can take place in a “dwelling-house”. The holder of a license must not produce, test, store, package or label cannabis outdoors, except for obtaining cannabis by cultivating, propagating or harvesting it.

The Industrial Hemp Regulations promulgated under the Cannabis Act came into force on October 17, 2018. The regulatory scheme for industrial hemp will largely remain the same; however, the Industrial Hemp Regulations will permit the sale of hemp plants to licensed cannabis producers, the use of additional parts of the hemp plant and licensing requirements will be eased in accordance with the low risk posed by industrial hemp. The Industrial Hemp Regulations define industrial hemp as cannabis plants whose leaves and flowering heads do not contain more than 0.3% THC.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, significant shareholders and individuals identified by Canada’s Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or in association with, drug trafficking, corruption or violent offences. This is largely the approach that has been in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of nonviolent, lower-risk criminal activity (e.g. simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications are reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and the Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Cannabis Regulations set out a national cannabis tracking system to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Act also provides the Minister with the authority to make a ministerial order requiring certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. The Minister has introduced the Cannabis Tracking and Licensing System, and license holders are required to use this system to submit monthly reports to the Minister, among other things.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products and at the retail level permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as “pre-rolled” and in capsules. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. As of the date hereof, the sale of edibles containing cannabis and cannabis concentrates (such as vaping products) is not permitted.

Under the Cannabis Act the sale of “edibles containing cannabis” and “cannabis concentrates” will become legal on or before October 17, 2019. In December 2018, the Government of Canada published draft amendments to the Cannabis Regulations, which amendments propose to address public health and safety risks associated with edible cannabis and cannabis products with concentrated levels of phytocannabinoids. The revised Cannabis Regulations would enable a range of cannabis product forms by regulating three new product classes: “edible cannabis”, “cannabis extracts” and “cannabis topicals”.

Packaging and Labelling

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products, which requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements include plain packaging for cannabis products, strict requirements for logos, colours and branding as well as packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require mandatory health warnings, standardized cannabis symbol and specific product information. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the cultivator; (ii) a mandatory health warning, rotating between Health Canada’s list of standard warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. The Cannabis Regulations provide a six-month transitional period to allow the holder of a license for sale for medical purposes to sell cannabis products labelled in accordance with the ACMPR.

Advertising

The Cannabis Act introduces restrictions regarding the promotion of cannabis products. All promotions of cannabis products must be conducted in accordance with the Cannabis Act and the regulations promulgated thereunder.

Cannabis for Medical Purposes

Part 14 of the Cannabis Regulations sets out the regime for medical cannabis, which remains substantively the same as existed under the ACMPR with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. Patients who have the authorization of their healthcare provider continue to have access to cannabis, either purchased directly from a federally licensed producer, or by registering to produce a limited amount of cannabis for their own medical purposes, or designating someone to produce cannabis for them.

Provincial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult-use recreational purposes and related matters by the Government of Canada, the Cannabis Act enables the provinces and territories of Canada to regulate other aspects of adult-use recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

As at the date hereof, the Company has entered into agreements with distributors in all the Provinces of Canada, except Quebec, where the SQC LOI has yet to mature into a definitive agreement pending certain regulatory approvals.

The Governments of every Canadian province and territory have, to varying degrees, enacted regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. Most of these Canadian jurisdictions have announced a minimum age of 19 years old, except for Québec and Alberta, where the minimum age is 18.

There are three general frameworks enabled by provincial and territorial governments: (i) private cannabis retailers licensed by the provincial government; (ii) government run retail stores; and (iii) a combination of both frameworks (namely, privately licensed brick and mortar retail storefronts with online retail stores operated by the applicable government). Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In many instances, provinces with privately licensed retailers have a government run wholesaler. The wholesalers, in turn, acquire cannabis products from the federally licensed cultivators and processors.

British Columbia: In British Columbia, recreational cannabis is sold through both public and privately operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor, similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are permitted to sell cannabis, with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority is to issue approximately 60 retail permits to private stores located in roughly 40 municipalities and communities, with municipalities having the option of opting out of having a cannabis store if they choose.

Manitoba: Manitoba has a hybrid public/private model for non-medical legal cannabis. Licensed private retailers, selected through competitive request for proposal bidding processes, operate all cannabis retail locations in Manitoba, selling cannabis supplied by Manitoba Liquor and Lotteries.

Ontario: In Ontario, the distribution and retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation (“OCRS”), a subsidiary of the Liquor Control Board of Ontario. OCRS also sells recreational cannabis through the Ontario Cannabis Store platform. Ontario allows the sale of recreational cannabis by private retailers; however, Cannabis retail store operators are only permitted to purchase cannabis from OCRS which may set a minimum price for cannabis or classes of cannabis.

Québéc: In Quebec, all recreational cannabis is sold through outlets of the Société Québécoise du cannabis, a subsidiary of the Société des alcools du Québéc, and its online site.

New Brunswick: Cannabis NB is the only legal retailer of recreational cannabis for the province of New Brunswick. It is a subsidiary of the New Brunswick Liquor Corporation (a provincial crown corporation) and manages retail cannabis sales for the Cannabis Management Corporation. Sales are made in outlets and online.

Nova Scotia: In Nova Scotia, recreational cannabis is sold only by the Nova Scotia Liquor Corporation (a provincial crown corporation) through storefronts and online sales.

Prince Edward Island: The Prince Edward Island Cannabis Management Corporation, under the branded name PEI Cannabis, is responsible for the distribution and sale of adult-use recreational cannabis in PEI, in partnership with the PEI Liquor Control Commission.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold by licensed private retailers, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the distribution to private sellers who may sell to consumers. The NLC controls the possession, sale and delivery of cannabis and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests.

German Regulatory Framework

The Company, through its wholly-owned subsidiary 10870277 Canada Inc., acquired a 25% interest in the capital of alpha-cannabis Pharma GmbH (“ACG”). In addition, the Company entered into two supply agreements with ACG: one for the supply of CBD isolate from ACG, and the other for the supply of dried cannabis flower from Organigram Inc. to ACG.

On March 10, 2017, significant changes to the German Federal Law on Narcotic Drugs (“BtMG”) as well as changes of other related legal rules entered into force. The new standards now allow the prescription of medical cannabis in Germany. This changes the overall legal framework for importing, trading and cultivating cannabis as well as the import and trade of cannabinoids such as CBD into and within Germany.

Cannabis itself is subject to German drug and narcotics law. The question of whether CBD is also subject to German drug law depends on the intended use and the corresponding dosage of the CBD. In any case, the narcotics law is not applicable to CBD. For the import of cannabis into the EU, various permits under German drug and narcotics law are required. For the trade and export of CBD, if classified as a drug or active pharmaceutical ingredient, permits under German drug law or at least notifications to authorities are required.

Furthermore, based on the United Nations Single Convention on Narcotic Drugs (1961) and Sec. 19 Para. 2aBtMG, the Bundesinstitut fur Arzneimittel und Medizinprodukte (“BfArM”) established a so-called “Cannabis Agency” (Cannabisagentur) as soon as the latest changes of the law on narcotic drugs entered into force. The purpose of this agency is solely to control the future cultivation of medicinal cannabis in Germany. This includes the Cannabis Agency’s competence for the actual cultivation as well as for harvesting, processing, quality control, storage, packaging and distribution of cannabis to pharmaceutical wholesalers.

The Cannabis Agency will only distribute cannabis that is grown in accordance with the “Good Agricultural and Collection Practice” for drugs and other relevant guidelines. The cultivation of cannabis will not technically be executed by the Cannabis Agency. The agency will therefore enter into “supply contracts” with agricultural businesses. Those contracts will be limited in respect of their duration and the quantity of cannabis the business is allowed to grow. Cultivation of medicinal cannabis will therefore not be allowed by granting general licenses. To enter into a “supply contract”, businesses must first be selected in a public call for tender procedure. This tender procedure shall be open to be entered by suppliers in the whole European Union. The necessity of a tender process is based on the fact that medicinal cannabis must be bought as part of a public procurement procedure.

Related Corporate Activities

The activities contemplated to be undertaken by the Company and ACG will require numerous permits from the German government, including the following, which have not yet been obtained: a building permit for operating a laboratory, a wholesale license for pharmaceuticals, an import license for narcotic drugs, a narcotic drugs license, and a manufacturing license for repackaging pharmaceuticals and narcotics drugs.

Upon obtaining the aforementioned permits, the following activities will be legally authorized in Germany:

(a)	the trade in CBD as an active pharmaceutical ingredient by purchasing the same from a German company and selling it to a German wholesaler;
(b)	the contemplated export of CBD isolate to the Company;
(c)	the import of cannabis flowers into the European Union and the trade in the same within the European Union; and
(d)	the production of small-scale cannabis extract products for distribution into German pharmacies.

The participation in tendering procedures of BfArM for the cultivation and harvesting of cannabis for medical purposes in Germany, however, is not subject to any permits.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business.

If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly.

Regulatory Risks

Reliance on License Renewal

The Company’s ability to produce, store and sell cannabis and cannabis oil extracts in Canada is dependent on its License from Health Canada. Failure to comply with the requirements of the License or any failure to maintain this License would have a material adverse impact on the business, financial condition and operating results of the Company. On November 9, 2018, Health Canada reissued the License to the Company as a license under the Cannabis Act. This License has an expiry date of March 27, 2020.

Although management believes it will meet the requirements of the Cannabis Act for extension of the License, there can be no guarantee that Health Canada will extend or renew the License or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the License, or should it renew the License on different terms or not provide the amendments as requested for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected. The Company has also been issued a Cannabis license under the Excise Act, 2001 (Canada) which is required to package and distribute cannabis.

Governmental Regulation

The business and activities of the Company are heavily regulated in all jurisdictions where the Company carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis and cannabis oil. The Company is also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company regarding its products and services.

Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to the Company’s operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected.

In light of the illegality of cannabis under U.S. federal law (other than recent measures to legalize hemp) any engagement in cannabis-related activities, both in Canada as well as in foreign jurisdictions, may lead to heightened scrutiny by regulatory bodies and other authorities that could negatively impact the Company and/or its personnel. For example, recent statements made by the U.S. Customs and Border Protection agency about working in or facilitating the legal cannabis industry, and the impact this involvement may have on admissibility to the U.S. may impede the Company in achieving some of its business objectives from time to time. The Company does not have U.S. cannabis-related activities. Specifically, the Company has no investment or ownership in any U.S. entity nor does it provide any products or services to U.S. entities.

Changes in Laws, Regulations and Guidelines

The Company’s business is subject to a variety of laws, regulations and guidelines relating to marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis but also laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines may cause adverse effects to the Company’s operations.

The legislative framework pertaining to the Canadian recreational cannabis market is subject to significant provincial and territorial regulation, which varies across provinces and territories and result in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such markets.

The laws, regulations and guidelines applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen by the Company. The Cannabis Act became effective on October 17, 2018. However, uncertainty exists with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use recreational purposes.

While the Company does not currently have a license issued under Section 9 of the Industrial Hemp Regulations, it may purchase industrial hemp from such licensees. Any change to the Cannabis Act or the

Industrial Hemp Regulations promulgated thereunder that impacts suppliers’ ability to cultivate, produce, or sell industrial hemp to the Company could adversely impact the Company’s ability to deliver its products or services, should the Company depend on such supply to meet its product production goals or obligations.

Regulatory Proceedings, Investigations, and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Product Safety, Product Liability and Illegal Activity

Product Recalls

On January 9, 2017, the Company expanded its voluntary recall to a further 69 lots of product in addition to the recall of five lots of product initiated on December 28, 2016. The recalled products included dried cannabis and cannabis oil supplied between February and December 2016, after testing revealed the presence of low levels of myclobutanil and/or bifenazate in some of the lots, which are unapproved pesticides not registered for use in cannabis production under the Pest Control Products Act. While the initial recall had classified the recall as a Type III recall (not likely to cause harm), the second recall elevated this classification to a Type II recall (product exposure may cause temporary adverse health consequences). As of the date hereof, Health Canada has received nine adverse reaction reports related to the Company’s products. There can be no assurance that additional adverse reaction reports will not be filed with Health Canada. To the extent any additional adverse reaction reports are filed, such an occurrence could have an adverse impact on the business, results of operations and financial condition of the Company. A class action lawsuit has also been filed and is now certified, as more particularly described in “Risk Factors Product Safety, Product Liability and Illegal Activity” and “Legal Proceedings and Regulatory Actions”.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Moving forward, if any of the Company’s products are recalled in the future due to an alleged product defect or for any other reason, the Company would be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention thereby reducing the amount of time members of management would otherwise have focused towards managing the Company. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Litigation

On January 18, 2019, the Nova Scotia Supreme Court certified a class action lawsuit by a class of persons and entities who purchased medical cannabis that was the subject of the Company’s product recalls in December 2016 and January 2017, as such products may have contained trace elements of the pesticides myclobutanil and bifenazate, which are not approved for use in cannabis production. See “Legal Proceedings and Regulatory Actions”.

In addition to ongoing litigation, the Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares, and could require the use of significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities.

Fraudulent or Illegal activity by the Company’s Employees, Contractors and Consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Expansion into New Markets

The Company’s expansion into jurisdictions outside of Canada is subject to risks. In jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations. The Company has no investment or ownership in any U.S. entity nor does it provide any products or services to U.S. entities.

The Company’s Operations in Emerging Markets are Subject to Political and Other Risks Associated with Operating in a Foreign Jurisdiction

The Company’s investments have operations in various emerging and foreign markets and the Company will be seeking to grow its operations through prudent synergistic acquisitions or development of international operations.

Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company continues to monitor developments and policies in the emerging and foreign markets in which it operates or invests and assess the impact thereof to its operations; however such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Foreign Investment

There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies to hold Canadian dollars or other foreign currencies in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt the Company’s strategic alliances or investments, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit properties or utilize permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

Corruption and Fraud in Certain Emerging Markets Relating to Ownership of Real Property May Adversely Affect the Company’s Business

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate in such jurisdictions.

Inflation in Emerging Markets, Along with Governmental Measures to Combat Inflation, may have a Significant Negative Effect on Local Economies and also on the Company’s Financial Condition and Results of Operations

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

The Company’s Operations may be Impaired as a Result of Restrictions on the Acquisition or Use of Properties by Foreign Investors or Local Companies under Foreign Control

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company has made investments. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company May Expand into Other Geographic Areas, which could Increase the Company’s Operational, Regulatory and Other Risks

In addition to the jurisdictions described elsewhere in this Annual Information Form, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations.

The Company Relies on International Advisors and Consultants in Order to Keep Abreast of Material Legal, Regulatory and Government Developments that Impact the Company’s Business and Operations in the Jurisdictions in Which it Operates

The legal and regulatory requirements in the foreign countries in which the Company operates with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company’s officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist with governmental relations. The Company must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance our understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business.

The Company may be held Responsible for Corruption and Anti-bribery Law Violations

The Company’s business is subject to Canadian laws, which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Intellectual Property

The success of the Company’s business depends in part on its ability to protect its ideas and technology.

Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, the Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningful impact our ability to successfully grow our business.

Global Economy Risk

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it establishes a user base for its products. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the TSX-V.

Corporate Risks

TSX-V Restrictions on Business

The TSX-V’s listing conditions for the Company required the Company to deliver an undertaking confirming that, while listed on the TSX-V, the Company will only conduct the business of production, acquisition, sale and distribution of medical marijuana in Canada as permitted under the Health Canada license (the “Undertaking”). The Undertaking may prevent the Company from expanding into new areas of business when certain of the Company’s competitors may not have such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

Holding Company Status

The Company is a holding company and essentially all of its operating assets are the capital stock of its primary subsidiary, Organigram Inc. As a result, investors in the Company are subject to the risks attributable to its subsidiary. As a holding company, the Company conducts substantially all of its business through its subsidiary, which generates substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of the subsidiary and the distribution of those earnings to the Company.

Volatile Market Price of the Company’s Securities

The market price of the Company’s securities may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Company’s securities to sell their securities at an advantageous price. Market price fluctuations in the Company’s securities may be due to the Company’s operating results, failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions, economic trends, acquisitions, dispositions, or material public announcements by government and regulatory authorities, the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Company’s securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Company’s securities may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Company’s securities may be materially adversely affected.

Limited Market for Securities

The Common Shares are listed on the TSX-V and on the OTCQX®, however, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company. The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are outside of the Company’s control.

Risk Factors Related to Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings, or a holder of a convertible security’s underlying relative interest, in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares and preferred shares, and shareholders will have no pre-emptive rights in connection with any such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under its stock option plan, pursuant to the Company’s Equity Incentive Plan pursuant to which the Company has issued Restricted Share Units, upon the exercise of outstanding Warrants and upon the conversion of the outstanding Debentures pursuant to the Debenture Indenture.

Dependence on Senior Management

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect the Company’s business. As well, the implementation of employee compensation packages, composed of monetary short-term compensation and long-term equity based compensation, has been designed for the retention of key employees.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In some cases, the executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company and its affairs, and that could adversely affect Company operations. These business interests could require significant time and attention of the Company’s executive officers and directors. In addition, the Company may also become involved in other transactions which conflict with the interests of the Company’s directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, directors are required to act honestly, in good faith and in the Company’s best interests.

General Business Risk and Liability

Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Financial Risks

Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Credit Risk

Credit risk arises from deposits with banks, short term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements.

Liquidity Risk

The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises two types of risk: currency rate risk and interest rate risk.

Currency risk is the risk to the Company’s earnings that arise from fluctuations of foreign exchange rates. The Company is not exposed to foreign currency exchange risk as the number of financial instruments denominated in a foreign currency held by the Company is non-material.

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk pursuant to long-term debt. A 1% change in prime interest rates will increase or decrease the Company’s annual interest expense by $29,337.

Concentration Risk

The Company’s accounts receivable is primarily due from the Government of Canada, provincial government agencies, legal trusts and patients covered under group insurance, and, thus, the Company believes that the accounts receivable balance is collectible.

Dividends

The Company has no dividend record and may not pay any dividends on the Common Shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

Negative Cash Flow from Operations

During the year ended August 31, 2018, the Company had negative cash flow from operating activities. The Company’s cash and short-term investments as at August 31, 2018, was approximately $130,064,000.

Although the Company anticipates it will have positive cash flow from operating activities in future periods, the Company cannot guarantee it will have a cash flow positive status in the future due to its desire to increase the number of employees and its level of participation in the adult-use recreational market in Canada. To the extent that the Company has negative cash flow in any future period, certain of the proceeds from its offerings may be used to fund such negative cash flow from operating activities.

Public Perception

Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company.

Any product recall affecting the medical cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by licensed producers generally, which could have a material adverse effect on the Company’s business, financial condition and results of operations. Adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Public Perception

Research in Canada, the U.S. and internationally regarding the benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Annual Information Form or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

Constraints on Marketing Products

In view of the restrictions on marketing, advertising and promotional activities set forth in the Cannabis Act and related regulations, the Company’s business and operating results may be hindered by applicable restrictions on sales, branding and marketing activities. If the Company is unable to effectively brand and market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

Strategic Risks

Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Management of Growth

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company May not be Able to Successfully Develop New Products or Find a Market for Their Sale

The medical and recreational cannabis industries are in the early stages of development and it is likely that the Company, and its competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and production and marketing experience than the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of users of cannabis in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources tomaintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

Future Acquisitions or Dispositions and Management of the Impact of Such Transactions on the Company’s Operations

In the event that the Company proceeds with a material acquisition, disposition or other strategic transaction, such transaction would be subject to a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations, and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Operational Risks

Limited Operating History

The Company began its business in 2013 and generated minimal revenue until the fourth quarter ending August 31, 2015. The Company is therefore subject to many of the risks common toearly-stage enterprises, including limitations with respect to personnel and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

Ability to Meet Target Production Capacity

The Company sets production targets on dried flower, extracted oil and formulated oil. Actual production amounts may not achieve targeted production figures as a result of many factors including but not limited to: genetic drift in the strains of cannabis plants grown, shift in strains grown as a result of competitive pressure, natural variations in plant development, inability to precisely influence growth measures as a result of numerous variables that may influence the plant growth that are varied from one growth cycle to another, product that does not meet quality assurance specifications including, but not limited to, pesticide or heavy metals testing, tetrahydrocannabinol and cannabidiol specifications, terpene profile or visual appearance, operational inefficiencies from extraction processes or in production of formulated oil for sale.

Reliance on a Single Facility

To date, the Company’s activities and resources have been primarily focused on the Moncton Campus in Moncton, New Brunswick and the Company will continue to rely on it for the foreseeable future. Adverse changes or developments affecting the Moncton Campus could have a material and adverse effect on the Company’s business, financial condition and prospects, including impacting the quantity of product produced by the Company.

Physical Expansion of Operations at the Moncton Campus

The Company’s strategic growth strategy includes the previously announced expansion of its Moncton Campus and adding additional production resources thereto. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

  delays in obtaining, or conditions imposed by, regulatory approvals;
  failure to obtain anticipated license capacity increases;
  plant design errors, non-performance by third party contractors, increases in materials or labour costs;
  construction performance falling below expected levels of output or efficiency;
  environmental pollution;
  contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;
  labour disputes, disruptions or declines in productivity;
  inability to attract sufficient numbers of qualified workers;
  disruption in the supply of energy and utilities; and
  major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

The failure of the Company to successfully execute its expansion strategy either at the Moncton Campus or otherwise, in a timely manner, including securing any required regulatory consents, could adversely affect the business and its operations and may negatively impact the financial condition of the Company.

Additionally, the risk of failure to execute on expansion plans is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

Sufficiency of Insurance

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost, or that any insurer will not dispute coverage of certain claims. A judgment against the Company or any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company. There can also be no assurance that the Company will be able to secure insurance coverage on commercially reasonable terms, or at all, as it may require to implement its business objectives.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although the Company grows its products indoors under climate-controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Vulnerability to Rising Energy Costs

The Company’s cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Reliance on Key Inputs

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Suppliers and Skilled Labour

The Company’s ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure program may be significantly greater than anticipated by management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, capital expenditure plans. This could have an adverse effect on the Company’s financial results.

The Company’s success will depend on its directors’ and officers’ ability to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants now that production and selling operations have begun. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

Environmental and Employee Health and Safety Regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Government approvals and permits are currently, and may in the future be required in connection with, the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical and/or recreational cannabis or from proceeding with the development of its operations as currently proposed.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third-party transportation services. This can cause logistical problems with and delays in patients, government entities and private retailers obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s financial performance.

Moreover, security of the product during transportation to and from the Moncton Campus is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach could impact the Company’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Security and Privacy

Product Security

Given the nature of the Company’s products and the lack of legal availability of such products outside of channels approved by the Government of Canada, as well as the concentration of inventory at the Moncton Campus, despite meeting or exceeding legislated security requirements, there remains a risk of shrinkage as well as theft. A security breach at the Moncton Campus could expose the Company to additional liability and to potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential patients or recreational users from choosing the Company’s products.

Cyber Security and Privacy

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Privacy

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.

In addition, other parties may claim that the Company’s products infringe on their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. Such licenses, however, may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

DIVIDENDS

As of the date of this Annual Information Form, the Company and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Company’s board of directors may deem relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of August 31, 2018, there were 125,207,938 Common Shares issued and outstanding and as of the date hereof, there are 151,844,017 Common Shares issued and outstanding; there are no Preferred Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the Company’s board of directors and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. Should the Company issue preferred shares, the holders would be entitled to receive, before any distribution is made to holders of Common Shares the amount required to be paid in accordance with the special rights and restrictions attached to the series of shares held by them, any fixed premium and any accrued and unpaid preferential dividends. Following any such payment, preferred shareholders would not, as such, be entitled to share in any further distribution of the property or assets of the Company except as may be specifically provided in the special rights and restrictions attached to any particular series. Preferred shareholders would only be entitled to receive notice of and/or attend and/or vote at any general meeting of shareholders as provided in any special rights and restrictions that may attach to any particular series if and when issued.

On December 18, 2017, the Company issued 8,214,286 Common Share purchase warrants entitling the holders thereof to purchase an aggregate of 8,214,286 Common Shares at an exercise price of $4.00 per Common Share. As of August 31, 2018, there were 8,086,637 outstanding warrants. As of the date hereof, there are 3,834,574 outstanding warrants.

On January 31, 2018, the Company issued Debentures at a price of $1,000 per debenture. Each Debenture has a maturity date of January 31, 2020, bears interest at 6.00% per annum and was convertible into Common Shares at $5.42 per share. As of August 31, 2018, there were 112,982 outstanding debentures. The Company notified the Debenture holders that it would convert all of the principal amount outstanding of the Debentures on April 1, 2019 (the “Conversion Date”) into Common Shares pursuant to the terms of the Debenture Indenture at the conversion price of $5.42 per Common Share. Debentureholders continued to voluntarily convert Debentures prior to the Conversion Date. As of the date hereof, there are no Debentures outstanding.

The Company adopted a stock option plan (the “SOP”) under which it is authorized to grant options to officers, directors, employees, and consultants enabling them to acquire Common Shares. The maximum number of Common Shares issuable under the SOP, together with all of the Company’s other previously established or proposed share compensation arrangements, including the Plan described below, may not exceed 10% of the total number of issued and outstanding Common Shares. The options granted can be exercised for a maximum of 10 years and vest as determined by the Company’s board of directors. As of August 31, 2018, there were 7,709,746 options issued and outstanding. As of the date hereof, there are 8,271,653 options issued and outstanding.

The Company adopted an Equity Incentive Plan (the “Plan”) pursuant to which the Company may, subject to regulatory approval, issue restricted share units and/or performance share units of the Company to participants under the Plan as compensation. The maximum number of Common Shares that may be issued upon exercise of share units may not exceed 2,500,000 Common Shares and shall not exceed 10% of the issued and outstanding equity securities of the Company from time to time, combined with any equity securities granted under all other compensation arrangements adopted by the Company including the SOP described above. As of August 31, 2018, there were 145,201 restricted share units issued and outstanding. As of the date hereof, there are 1,023,649 restricted share units issued and outstanding. Restricted share units are generally cash settled and holders do not, as such, have voting or similar rights. The Company has not issued any performance share units.

MARKET FOR SECURITIES

Common Shares

Common Shares are listed and traded on the TSX-V under the trading symbol “OGI”. The following table sets forth the price range per share and trading volume for the Common Shares on the TSX-V for each month of the period between September 1, 2017 and August 31, 2018:

Period	High Trading Price ($)	Low Trading ($)	Volume (#)
August 2018	6.75	4.55	26,368,250
July 2018	5.34	4.25	9,040,435
June 2018	5.93	4.89	26,014,686
May 2018	5.08	3.95	13,769,001
April 2018	4.13	3.26	12,173,603
March 2018	4.80	3.86	14,999,271
February 2018	4.94	3.30	29,143,409
January 2018	5.68	4.07	74,053,463
December 2017	4.50	3.28	49,848,434
November 2017	4.00	2.91	39,588,967
October 2017	3.17	2.68	15,016,043
September 2017	3.03	2.16	11,150,625

Warrants

The Warrants are listed and traded on the TSX-V under the trading symbol “OGI.WT.A”. The following table sets forth the price range per Warrant and trading volume for the Warrants on the TSX-V for each month of the period between September 1, 2017 and August 31, 2018:

Period	High Trading Price ($)	Low Trading ($)	Volume (#)
August 2018	2.77	1.44	1,782,430
July 2018	1.93	1.39	750,600
June 2018	2.40	0.70	2,903,320
May 2018	2.10	0.98	2,098,930
April 2018	1.20	0.72	2,994,780
March 2018	1.53	1.10	992,740
February 2018	1.77	1.05	1,384,080
January 2018	2.20	1.00	5,431,200
December 2017	2.50	0.50	986,680

Convertible Debentures

The Debentures were listed and traded on the TSX-V under the trading symbol “OGI.DB” until the Debentures were delisted at market close on March 29, 2019, to facilitate the Conversion described below. The following table sets forth the price range per Debenture and trading volume for the Debentures on the TSX-V for each month of the period between January 31, 2018 (when they began trading) and August 31, 2018:

Period	High Trading Price ($)	Low Trading ($)	Volume (#)
August 2018	107.55	99.50	4,075,000
July 2018	100.93	98.00	1,309,000
June 2018	107.04	103.50	1,180,000
May 2018	100.04	93.50	3,326,000
April 2018	93.01	89.11	443,000
March 2018	95.15	90.00	724,000
February 2018	93.12	83.00	2,495,000
January 2018	95.00	95.00	387,000

On February 27, 2019, the Company announced that it had elected its right under the Debenture Indenture for the Debentures to force the conversion all of the principal amount outstanding into Common Shares on the Conversion Date at a conversion price of $5.42. Debenture holders continued to voluntarily convert their Debentures in accordance with the terms of the Debenture Indenture prior to the Conversion Date.

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the period between September 1, 2017 and August 31, 2018:

Date of Issuance	Security	Issuance/Exercise Price Per Security ($)	Number of Securities
August 31, 2018	Restricted Share Units	6.56	145,201
August 21, 2018	Options	5.14	10,000
August 20, 2018	Options	5.39	50,000
August 1, 2018	Options	5.11	50,000
July 1, 2018	Options	5.85	55,000

Date of Issuance	Security	Issuance/Exercise Price Per Security ($)	Number of Securities
June 1, 2018	Options	5.49	25,000
May 1, 2018	Options	4.36	50,000
April 2, 2018	Options	3.93	40,000
April 1, 2018	Options	4.55	55,000
March 1, 2018	Options	4.36	25,000
February 1, 2018	Options	4.83	280,000
February 1, 2018	Options	5.50	55,000
January 31, 2018	Options	4.30	55,000
December 22, 2017	Options	3.15	440,000
December 21, 2017	Options	3.65	410,000
December 19, 2017	Options	3.70	225,000
December 18, 2017	Options	3.87	5,000
November 1, 2017	Options	3.21	20,000
October 1, 2017	Options	3.11	30,000
September 21, 2017	Options	2.59	166,648
September 1, 2017	Options	2.39	10,000

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

Below are the names, province and country of residence, principal occupation and periods of service of the directors and executive officers of the Company as of the date hereof.

Name, Province and Country of Residence	Principal Occupation for the Past Five Years	Position and Offices held with the Company(1)	Number of Shares Beneficially Owned or Controlled(2)
Greg Engel Toronto, Ontario Canada
November 2010 to August 2014 –
General Manager of Forest
Laboratories Canada; January 2015
to June 2016 – Chief Executive Officer
of Tilray Canada Inc; March 2017 to
present – Chief Executive Officer of
	the Company.	Director and Chief Executive Officer since March 13, 2017	50,000 (~0.0354%)
Paolo De Luca, CPA, CFA Woodbridge, Ontario Canada	December 2013 to December 2017 –
Chief Financial Officer, Meridian
LNG (a West Face Capital portfolio
company); December 2017 to present
- Chief Financial Officer of the
Company; September 2011 to July
2013 – Chief Financial Officer and
Consultant, Potash Ridge
	Corporation.	Chief Financial Officer since December 19, 2017	36,955 (~0.024%)
Raymond Gracewood Saint John, New Brunswick Canada	August 2004 to January 2016 – Senior Director of Sales and Marketing at Moosehead Breweries Limited; February 2016 to present – Chief Commercial Officer of the Company.	Senior Vice President, Marketing and Communications since April 5, 2019; Chief Commercial Officer from February 24, 2016 to April 4, 2019	71,550 (~0.051%)

Name, Province and Country of Residence	Principal Occupation for the Past Five Years	Position and Offices held with the Company(1)	Number of Shares Beneficially Owned or Controlled(2)
Timothy Emberg Ottawa, Ontario Canada	April 2012 to September 2017 – Executive Director of Marketing of Roche Diabetes Care-Canada; October 2017 to present – Senior Vice President, Sales and Commercial Operations of the Company.	Senior Vice President, Sales and Commercial Operations since October 2, 2017	0 (0%)
Jeffrey Purcell Moncton, New Brunswick Canada	April 2009 to June 2017 – VP of Operations of Ganong Bros. Limited; June 2017 to present – Senior. VP of Operations of the Company.	Senior Vice President, Operations since June 12, 2017	0 (0%)
Helen Martin Toronto, Ontario Canada	November 2014 - October 2018 – Chief Operating Officer of Crosswinds Holdings Inc.; November 2018 to present – Vice-President, Strategic Initiatives and Legal Affairs of the Company.	Senior Vice President,
Strategic and Legal
Affairs since April 5,
2019; Vice President,
Strategic Initiatives and
Legal Affairs from
November 26, 2018 to
April 4, 2019; Corporate
Secretary since March 4,
		2019	0 (0%)
Dr. Kenneth Mitton(5) Dieppe, New Brunswick Canada	Physician: Member of the College and Physicians and Surgeons of New Brunswick since July 1985.	Director from August 22, 2014 to April 2, 2019	243,060 (~0.172%)
Michel J. Bourque(3)(4) Dieppe, New Brunswick Canada	February 2012 to 2015 – Senior Director at Pharmascience Inc.; 2015 to present – Management Consultant, Michel Bourque Consulting Inc.	Director since January 21, 2015 Chair of the Governance, Nominating, Compensation and Human Resources Committee	0 (0%)
Derrick West, CPA(3)(5) Toronto, Ontario Canada	March 2008 to June 2012 – Chief Financial Officer of Landdrill International Inc.; 2014 to present – Chief Financial Officer of Partners Real Estate Investment Trust.	Director since December 19, 2017 Chair of the Audit Committee	5,620 (~0.004)

Name, Province and Country of Residence	Principal Occupation for the Past Five Years	Position and Offices held with the Company(1)	Number of Shares Beneficially Owned or Controlled(2)
Peter Amirault(5) Toronto, Ontario Canada	2009 to present – President of BML Group Limited.	Director since June 2, 2016 Chairman of the Board of Directors	150,000 (~0.1063%)
Sherry Porter, CM(3)(4)(6) Halifax, Nova Scotia Canada	2011 to 2017 – Board member of the
Nova Scotia Liquor Corporation;
2014 to present Board member of the
Halifax International Airport
Authority; 2014 to present – Board
member of Pharmasave Drugs
	(Atlantic) Limited.	Director since December 17, 2018	0 (0%)
Dexter John(4)(5) Toronto, Ontario Canada	August 2010 – May 2014 – Senior Vice President of D.F. King (Canada); June 2014 to present – Executive Vice President of D.F. King (Canada).	Director since December 17, 2018 Chair of the Investment Committee	2,965 (~0.002)

Notes:

(1)

The previous term of the current directors of the Company expired at the conclusion of the Annual Meeting of the Shareholders held on December 17, 2018 (the “2018 Shareholder Meeting”), excluding the new directors elected at the 2018 Shareholder Meeting. All of the directors noted above were re-elected and their terms will expire at the conclusion of the next following Annual Meeting of Shareholders. Dexter John and Sherry Porter were elected to the Company’s board of directors at the 2018 Shareholder Meeting and their terms as directors will also expire at the next following Annual Meeting of Shareholders. Dr. Kenneth Mitton resigned from the board of directors effective April 2, 2019.

(2)

As of the date hereof, all directors and executive officers noted above of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 992,627 Common Shares of the Company, representing 0.65% of the Company’s outstanding Common Shares. The total number of issued and outstanding shares as of the date hereof is 151,844,017 Common Shares.

(3)	Member of the Audit Committee.
(4)	Member of the Governance, Nominating and Compensation Committee.
(5)

Member of the Investment Committee. Kenneth Mitton ceased to be a member of the Investment Committee on April 2, 2019, when he resigned from the board of directors. Peter Amirault was appointed as a member of the Investment Committee effective April 12, 2019.

(6)

Sherry Porter, CM’s principal occupation is as a board member of (a) the Nova Scotia Liquor Corporation (2010 to 2017), (b) the Halifax International Airport Authority (2014 to present) and (c) Pharmasave Atlantic (March 2015 to present). The Nova Scotia Liquor Corporation is the Crown corporation that controls sales of alcoholic beverages and recreational cannabis in Nova Scotia, Canada. The Halifax International Airport Authority is the Canadian airport authority charged with operating Halifax Stanfield International Airport on behalf of Transport Canada. Pharmasave Drugs (Atlantic) Limited is an independent pharmacy and drugstore retailer.

DIRECTOR & EXECUTIVE OFFICER BIOGRAPHIES

Greg Engel – Director and Chief Executive Officer

Mr. Engel is a senior executive with 30 years of national and international experience in the pharmaceutical, biotechnology, cannabis and consumer packaged goods industries. Mr. Engel has led the creation, development and growth of several companies over the span of his career. An articulate and trusted voice in the burgeoning Canadian cannabis space, Mr. Engel most recently worked with a competitive licensed producer to become the first Canadian exporter of medical cannabis, as well as the establishment of several trailblazing industry standards. As the leader at Organigram, Mr. Engel is focused on reputational excellence through product quality and safety, expansion of the Moncton Campus, and production efficiencies to position the Company as a leader in the medical and adult-use recreational cannabis industries. Mr. Engel graduated from the University of Guelph with an Honours Bachelor of Science in Microbiology.

Paolo De Luca , CPA, CA, CFA – Chief Financial Officer

Mr. De Luca assumed the role as the Company’s Chief Financial Officer on December 19, 2017. With more than 20 years of diversified financial business experience, Mr. De Luca has held senior financial, investor relations, and accounting leadership roles at companies, including West Face Capital, one of Canada’s leading alternative asset management firms; Meridian LNG; Potash Ridge; C.A. Bancorp; and TD Securities. With this diverse industry and international background, he has extensive experience with both traditional and non-traditional financings and debt offerings as well as M&A activities. Mr. De Luca is a graduate of York University’s Schulich School of Business, is a Chartered Professional Accountant and a member of the Chartered Professional Accountants of Ontario, and is a CFA Charterholder.

Raymond Gracewood – Senior Vice President, Marketing and Communications

As the previous Senior Director of Sales and Marketing for Moosehead Breweries Limited, Mr. Gracewood is a leading brand and marketing professional in Atlantic Canada. With more than 15 years’ experience in the marketing space, he is a strong speaker on brand, packaging and positioning, both locally and throughout North America. He has extensive experience in building and developing brands, positioning and segmentation. Mr. Gracewood holds a Bachelor of Business Administration degree from the University of New Brunswick.

Michael D. Tripp – Chief Legal and Corporate Affairs Officer (until April 1, 2019)

Mr. Tripp was the Chief Legal and Corporate Affairs Officer of Organigram Holdings Inc. Mr. Tripp is recognized as an accomplished securities and corporate lawyer in the Maritimes and has played a key role in the corporate development of Organigram. He has previously acted as the General Counsel and Corporate Secretary to a TSX-V listed company with international operations and provides results oriented advice to the Company. He completed his Bachelor of Arts and Bachelor of Commerce at Saint Mary’s University and his Bachelor of Laws and Licentiate in Law at the University of Ottawa.

Timothy Emberg – Senior Vice President, Sales and Commercial Operations

Mr. Emberg, Senior Vice President, Sales and Commercial Operations, is an accomplished, bilingual, senior sales and marketing leader with a proven track record in healthcare, over-the-counter and consumer packaged goods organizations including Roche Canada, Jamieson Laboratories and Frito-Lay Canada. Mr. Emberg also brings an extensive knowledge of the Canadian market access and regulatory environments to the role, which will be an asset moving forward. As Senior Vice President of Sales and Commercial Operations, his role is to lead both recreational and medical cannabis sales while ensuring that the Company is well established and strongly represented nationally. Mr. Emberg will also play a key role in other commercially driven initiatives that will help set the stage for future growth and development of the organization while further enhancing the Company’s position as an industry leader in Canada.

Jeffrey Purcell – Senior Vice President, Operations

As Senior Vice President, Operations, Mr. Purcell brings over 25 years of experience to the role, most recently as Vice President of Operations at Ganong Bros. Limited with responsibilities including implementation of quality systems, safety, and continuous improvement initiatives. While in the role, he was also responsible for a significant facility expansion, essentially creating an entirely new production environment. Prior to Ganong, Mr. Purcell spent over 15 years in progressively senior roles leading operations at McCain Foods.

Helen Martin – Senior Vice President, Strategic and Legal Affairs, and Corporate Secretary

Ms. Martin joined the Company as its Vice President Strategic Initiatives and Legal Affairs in November 2018 and was appointed Corporate Secretary in March 2019. She was promoted to Senior Vice President, Strategic and Legal Affairs, in April 2019. Prior to joining Organigram, she was the Chief Operating Officer of Crosswinds Holdings Inc. from November 2014 to October 2018. She was Senior Legal Counsel at AUM Law Professional Corporation where she held various legal roles since 2011. Ms. Martin was employed as General Counsel and Corporate Secretary of C.A. Bancorp Inc. from 2009 to 2011 and In-House Counsel at Sentry Select Capital Corp. from 2007 to 2008. Prior to joining Sentry Select, Ms. Martin was a lawyer in the securities group at Blake, Cassels & Graydon LLP from 2005 to 2007. Ms. Martin is a member of the Law Society of Ontario. She received her law degree from the University of Toronto and a Bachelor of Arts (Honours) from the University of Victoria.

Derrick West – Director (Chair of Audit Committee)

Mr. West currently serves as the Chief Financial Officer and Corporate Secretary of Partners Real Estate Investment Trust (TSX:PAR.UN), an open end real estate investment trust focused on acquiring and managing a portfolio of retail community centres across Canada. Mr. West previously served as the Chief Financial Officer of Landdrill International Inc. (TSXV:LDI), an international mining services corporation with operations in Canada, Russia, Mongolia, and Mexico. Additionally, Mr. West served as the Vice-President of Accounting and Administration for Plazacorp Retail Properties Limited (renamed Plaza Retail REIT, TSX:PLZ.UN). Mr. West has 28 years business experience, the last 13 in senior positions with publicly traded enterprises. He has amassed significant financial reporting, finance, treasury management, internal control, human resource, strategy and business development experience. Mr. West is a Chartered Professional Accountant, obtaining his Chartered Accountancy designation in New Brunswick with Grant Thornton LLP. He holds a Bachelor of Commerce degree from Mount Allison University.

Michel Bourque – Director

Mr. Bourque brings extensive experience in senior management, sales and marketing leadership roles having spent his entire career in the pharmaceutical industry. He has successfully led teams in the branded prescription drug category as well as the branded and private label over-the-counter sectors with industry leaders Novartis and most recently Pharmascience Inc. Mr. Bourque is known for driving profitable growth through emphasis on strategic planning, strong customer focus and the ability to manage corporate cross-functional initiatives. Mr. Bourque holds a Bachelor of Business Administration from l’Université de Moncton.

Dr. Kenneth Mitton – Director (until April 2, 2019)

Dr. Mitton advises a number of large corporations in New Brunswick in respect of occupational health matters. Dr. Mitton practiced medicine for over 30 years as a family doctor in Moncton, New Brunswick, and has previously served as the Chief of Staff of the South-East Regional Health Authority (now the Horizon Health Network) and as the medical director of the Moncton Hospital. Dr. Mitton holds a Bachelor of Science and a Doctor of Medicine Degree from Dalhousie University.

Peter Amirault - Chairman of the Board

Mr. Amirault is currently the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments. Prior to joining BML Group, Mr. Amirault held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, CEO of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestle Canada and The Premium Beer Company of Toronto. Mr. Amirault holds a Bachelor of Business Administration from Acadia University and a Master of Business Administration from The Schulich School of Business. Mr. Amirault’s previous board experience and roles at senior management levels will bring a wealth of knowledge to the corporate director team at the Company.

Dexter John – Director (effective December 17, 2018)

Mr. John, is the Executive Vice President of D.F. King (Canada) and is responsible for sales across the Canadian enterprise. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He has worked at a major Canadian law firm as a securities associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at Investment Industry Regulatory Organization of Canada, the Ontario Securities Commission and the Toronto Stock Exchange. Mr. John holds a Bachelor of Laws degree from Queens University and the ICD.D designation. He currently serves on the board of directors of Prosper Gold Corp.

Sherry Porter, CM – Director (effective December 17, 2018)

Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President and CEO of the Canadian Association of Chain Drug Stores, working with the chief executive officers of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the Board of Directors of the Nova Scotia Liquor Corporation from 2010-2017 and is currently a board member of the Halifax International Airport Authority and Pharmasave Atlantic. She is a Governor of Dalhousie University, where she services as Vice Chair and Chair of the Community Engagement committee, and board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Derrick West acted for Landdrill International Ltd. (“Landdrill”) as its Chief Financial Officer from March 2007 through June 2012 and Michael Tripp acted for Landdrill as its General Counsel and Corporate Secretary during 2012. On October 12, 2012, the New Brunswick Securities Commission issued a cease trade order against Landdrill under Section 188.2 of the Securities Act (New Brunswick) for failure to file interim financial statements together with the related Management’s Discussion and Analysis and certification of interim filings for the period ended June 30, 2012. On October 15, 2012, the British Columbia Securities Commission issued a similar cease trade order under Section 164 of the Securities Act (British Columbia) against Landdrill. On January 11, 2013, the Alberta Securities Commission issued a cease trade order under Section 33.1 of the Securities Act (Alberta) for failure to file interim financial statements together with the related Management’s Discussion and Analysis and certification of interim filings for the periods ended June 30, 2012, and September 30, 2012. The filing deficiencies were attributable to Landdrill having had made a filing under the Companies’ Creditors Arrangement Act (Canada) in an effort to restructure its affairs in order to continue as a going concern. The TSX-V suspended trading in Landdrill’s shares on October 12, 2012. On May 30, 2013, Landdrill was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada).

Other than as set out above, no director or executive officer of the Company is, as of the date of this Annual Information Form or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer of chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set out above, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)

is, or within ten years prior to the date of this Annual Information Form has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company. The interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws.

In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the board of directors of the Company are required to act honestly, in good faith and in the best interest of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On March 3, 2017, a claim (the “Claim”) in connection with a proposed class action lawsuit was filed with the Nova Scotia Supreme Court seeking to represent a class of persons and entities who purchased medical cannabis that was the subject of the Company’s product recalls in December 2016 and January 2017, as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use in cannabis production. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, (v) unjust enrichment, and (vi) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Nova Scotia Supreme Court certified the Claim as a class action on January 18, 2019. Certification is not a decision on the merits of the lawsuit, but deals with the proper procedure for a lawsuit, which allows it to continue to the next stage of litigation. The Company has filed a notice with the Nova Scotia Court of Appeal for leave to appeal the certification of the Claim as a class action by the Nova Scotia Supreme Court and the appeal is scheduled to be heard in October 2019. Under a class action proceeding, each potential class member has the option to opt-out of the class proceeding, which would enable that person or entity to pursue an individual claim against the Company. Unless a class member opts-out, that class member is bound by the outcome of the class action.

If the class action certification is reversed on appeal, any person or entity is still permitted to bring an individual claim against the Company in relation to impacts alleged to have been suffered as a result of use of the recalled product. If the class action certification is upheld on appeal, class members will be notified of the class action and will have a period of time during which they may opt-out of the class action. As of the date hereof, one individual has filed an action against the Company in relation to the alleged adverse health consequences caused by using the recalled product.

The Company and its insurers are contesting the Claim. The Company cannot assess the value of this claim at this stage and no amount has been recorded in the consolidated financial statements.

The Company has insurance to cover the cost of legal fees associated with the defense of the Claim. Insurance coverage may also cover some or all of any monetary damages associated with any resolution of this matter. While the ultimate outcome of any court process is difficult to ascertain, the Company does not anticipate that the Claim (including the resolution thereof) will impact its business or operations in any material manner.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three most recently completed financial years or during the current financial year, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is TSX Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario. VStock Transfer, LLC is the Company’s co-transfer agent in the United States.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no contracts entered into by the Company during the twelve-month period ending August 31, 2018, which are material or entered into before the twelve-month period ending August 31, 2018, but are still in effect which are material, except as disclosed below:

  the License (as described under “General Development of the Business - Licenses” and “Description of the Business – Organigram Licenses”);

  the Undertaking (as described under “Risk Factors – Corporate Risks – TSX-V Restrictions on Business”);

  a warrant indenture dated December 18, 2017, between the Company and TSX Trust Company (the “Warrant Indenture”) for the issue of an aggregate of 8,214,286 common share purchase share warrants entitling the holders thereof to purchase an aggregate of 8,214,286 Common Shares at an exercise price of $4.00 per common share prior to June 18, 2019; and

  a debenture indenture dated January 31, 2018, between the Company and TSX Trust Company (the “Debenture Indenture”) for the issue of an aggregate of 115,000 convertible unsecured debentures at a price of $1,000 per debenture. Each debenture had a maturity date of January 31, 2020, and bore interest at 6.00% per annum. Each debenture was convertible into Common Shares at $5.42 per share. Effective April 1, 2019, there are no Debentures issued or outstanding.

Copies of the License, Undertaking, Warrant Indenture and Debenture Indenture are available under the Company’s corporate profile on SEDAR.

INTERESTS OF EXPERTS

Deloitte LLP is the independent auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The charter of the Company’s Audit Committee is attached to this Annual Information Form as Appendix “A”.

Composition of Audit Committee & Relevant Education and Experience

As of the date hereof, the members of the Audit Committee are Derrick West (Chair), Sherry Porter and Michel J. Bourque and as of August 31, 2018, the Audit Committee consisted of Derrick West (Chair), Peter Amirault, and Michel J. Bourque, each of whom is independent and financially literate within the meaning of National Instrument 52-110. The education and experience of each Audit Committee member are described in this Annual Information Form under the section entitled “Directors and Executive Officers”.

Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company’s internal auditors. The Audit Committee has specific responsibilities relating to the Company’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Executive Officers” above. The full text of the Audit Committee’s charter is disclosed in Appendix “A”.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Company’s external auditor not been adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non- audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company’s external auditors, Deloitte LLP, for the financial years ended August 31, 2018 and 2017, are as set out below (including estimates).

Type of Work	Year ended 31-Aug-18		Year ended 31-Aug-17
	Fees	Percentage	Fees	Percentage
Audit fees(1)	$210,000	66%	$152,000	80%
Audit-related fees(2)	$27,381	9-	-	-
Tax fees(3)	$53,450	17%	$14,798	8%
All other fees(4)	$27,374	8%	$23,268	12%
Total	$318,205	100%	$190,066	100%

Notes:
(1)

Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. For the year ended August 31, 2018 (“FY’2018”), audit fees included work in connection with two bought deal financing transactions.

(2)	For FY’2018 includes fees for Canadian Public Accountability Board (CPAB) participation.
(3)

Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	For FY’2018, includes fees in respect of an economic development study of the Company’s activities.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular relating to the most recent annual meeting of shareholders of the Company. Additional financial information is contained in the Company’s financial statements and management discussion and analysis for the year ended August 31, 2018. Additional information relating to the Company may also be found on SEDAR at www.sedar.com. Copies of all of these documents may be obtained upon request from Organigram’s Investor Relations department at 35 English Drive, Moncton, New Brunswick E1E 3X3.

APPENDIX “A” – AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee of the Board of Directors of Organigram Holdings Inc.

ORGANIGRAM HOLDINGS INC. AUDIT COMMITTEE CHARTER

Pursuant to the Company’s by-laws, the Canada Business Corporations Act and applicable securities regulations, there shall be a committee of the Board of Directors (the “Board”) of Organigram Holdings Inc. (the “Company”) known as the Audit Committee (the “Committee”).

Purpose

The Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following areas: (i) the Company’s external audit function; (ii) internal controls over financial reporting, fraud, asset security and management information systems; (iii) the Company’s accounting and financial reporting requirements; (iv) the Company’s compliance with securities law and regulatory requirements; (v) the financial accuracy of the Company’s strategic plan and budget, completed annually for and in advance of each fiscal year; and, (vi) such other functions as are delegated to it by the Board. Specifically, with respect to the Company’s external audit function, the Committee assists the Board in fulfilling its oversight responsibilities relating to: (i) the quality and integrity of the Company’s financial statements; (ii) the independent auditors’ qualifications; and (iii) the performance of the Company’s independent auditors.

The Committee is intended to facilitate and provide a means of open communication between management, the external auditors and the Board. All references to the Company herein shall mean the Company and each Subsidiary Entity of the Company.

Composition and Qualifications

1.

The Committee shall consist of at least three members of the Board, a majority of whom shall be, in the determination of the Board, “independent” as that term is defined by National Instrument 52-110 – Audit Committees (“NI 52-110”), as amended from time to time, and the majority of whom shall be resident Canadians.

2.

All members of the Committee shall be, in the determination of the Board, “financially literate” as that term is defined by NI 52-110, and at least one member of the Committee must have, in the determination of the Board, “accounting or related financial expertise”.

3.

The Board shall designate the Chair of the Committee, who shall have responsibility for overseeing that the Committee fulfills its mandate and duties effectively. If the Board does not designate a Chair, the Committee will elect a Chair from among their members.

4.

Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board may fill a vacancy which occurs in the Committee at any time.

5.

Compensation for the members of the Committee shall be limited to their Director’s fees, either in the form of cash or equity, and the members of the Committee shall not accept any consulting, advisory, or other compensatory fees from the Company (other than as members of the Board and Board committee members).

Meetings

1.

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings provided that the Committee will meet at least four (4) times in each fiscal year and at least once in every fiscal quarter. Any member of the Committee shall have the authority to convene additional meetings of the Committee as circumstances require.

2.	A majority of the members of the Committee shall constitute a quorum. No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present.

3.

A schedule for each of the meetings will be disseminated to the Committee members prior to the start of each fiscal year. A detailed agenda for each meeting will be disseminated to the Committee members as far in advance of each meeting as is practicable.

4.	All communications from management, at any meeting, shall be supported by written material, provided at least four days in advance of the meeting.

5.

The external auditors or any member of the Committee may call a meeting of the Committee. Any Director of the Company may request the Chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such Director, and may as a guest participate in such meeting to the extent permitted by the Chair of the Committee.

6.	The external auditors and members of the management of the Company shall attend a meeting of the Committee when requested by the Committee.

7.

The Committee shall meet separately, periodically, with management, counsel and the external auditors of the Company. The Committee shall meet separately with the external auditors of the Company at every meeting of the Committee at which external auditors are present.

Responsibilities

The Committee is mandated to carry out the following responsibilities:

External Auditors

1.

Subject to Applicable Law, the Committee shall be responsible for the appointment, compensation, oversight and termination of the external auditors. The external auditors shall report directly to the Committee and shall be accountable to the Board and the Committee as representatives of the shareholders.

2.

The Committee shall pre-approve all non-audit mandates and fees for services the external auditor shall undertake, and consider whether the nature of such services will harm the firm’s independence in carrying out its audit function.

3.	The Committee shall review, negotiate and either sign or recommend to the Board the execution of all engagement letters of the external auditors, both for audit and non-audit services.

4.

The Committee shall satisfy itself, on behalf of the Board, that the external auditor is independent of management. In assessing such independence, the Committee shall discuss with the external auditors, and may require a letter from the external auditor outlining any relationships between the external auditors and the Company or its affiliates.

5.

The Committee shall review the audit plan of the external auditors, the integration of the external audit with the internal control program, and the results of the audit, which shall include reviewing the external auditor’s letter to management and management’s response thereto and other material written communications between management and the external auditors.

6.

The Committee shall review the performance of the external auditors, including the compensation, scope, and timeliness of the audits and all other related services and any non- audit services provided by the external auditors.

7.

The Committee shall satisfy itself, annually or more frequently as the Committee considers appropriate, as to the external auditors’ internal quality control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any public enquiry, review, or investigation by governmental, professional or other regulatory authorities.

8.

The Committee shall periodically review and discuss with management and the external auditors the quality and acceptability of the Company’s accounting policies and practices, the materiality levels which the external auditors propose to employ, any significant changes in the accounting policies and any proposed changes in accounting or financial reporting that may have a significant impact on the Company.

9.

The Committee shall discuss with management and the external auditors of the Company all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) accounting principles that have been discussed with management by the external auditors, the ramifications of these alternative treatments and the treatment preferred by the external auditors.

10.

The Committee shall review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 – Continuous Disclosure Obligations or any successor legislation (“NI 51-102”), and the planned steps for an orderly transition. The Committee shall further review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102 or any successor legislation, on a routine basis, whether or not there is to be a change of external auditor.

11.

The Committee shall establish and oversee policies with regards to the hiring by the Company of any partners, employees, and any former partners or employees of any present or former firms that acted as external auditors of the Company.

Financial Information

1.

The Committee shall discuss with management and the external auditors whether the audited annual financial statements present fairly (in accordance with GAAP and/or IFRS) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented and, where appropriate, recommend for approval to the Board, the annual audited financial statements of the Company.

2.

The Committee shall discuss with management and the external auditors whether the unaudited quarterly financial statements present fairly (in accordance with GAAP and/or IFRS) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented and, where appropriate, recommend for approval to the Board, the unaudited quarterly financial statements of the Company.

3.	The Committee shall review any errors or omissions in the current or prior year’s financial statements.

4.

The Committee shall review with the external auditors the level of co-operation they received from management, employees and personnel of the Company during the audit process, any issues encountered by the auditors and any impediments on the external auditor’s work.

5.	The Committee shall review and seek to resolve any disagreements between management and the external auditors with respect to accounting practices and principles.

6.	The Committee shall monitor the objectivity and credibility of the Company’s financial reports.

7.

The Committee shall review the status of material contingent liabilities as reported to the Committee by the Company’s management, and the manner in which any material contingent liability has been disclosed in the Company’s financial statements.

8.

The Committee shall review any legal matters or claims that could have a material impact on the financial statements of the Company, and the manner in which any such legal matters or claims have been disclosed in the Company’s financial statements.

9.

The Committee shall review any reserves, accruals, provisions, estimates or adopted programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition that may have a material effect upon the financial statements of the Company.

10.

The Committee shall review the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company.

11.	The Committee shall review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Company’s operations.

12.	The Committee shall review management’s determination of tangible or intangible asset impairment, if any, as required by applicable accounting standards.

13.

The Committee shall review the Annual Report to shareholders and other financial information (including the annual and quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Annual Information Form and any prospectus, offering circular or other disclosure document issued by the Company or on behalf of the Company) prepared by the Company with management and, where appropriate, recommend for approval to the Board and recommend for filing with regulatory bodies.

14.

The Committee shall review any news releases and reports to be issued by the Company containing earnings guidance or financial information for research, analysts and rating agencies. The Committee shall also review the Company’s policies relating to financial disclosure and the release of earnings guidance and the Company’s compliance with financial disclosure rules and regulations.

15.

The Committee shall discuss with management and the external auditors important trends and developments in financial reporting practices and requirements and their effect on the Company’s financial statements, including consolidated financial statements.

16.

The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries, including the Subsidiary Entity.

17.

The Committee shall review the financial reporting obligations of the Company pursuant to its bylaws, its borrowing covenants, the Canada Business Corporations Act and applicable securities regulation and monitor the Company’s compliance thereunder.

Internal Control

1.

The Committee shall complete a financial review of the Company’s strategic plan and annual budget, annually and in advance of each respective fiscal period, and shall report to the Board the results of its review.

2.

The Committee shall oversee the adequacy and effectiveness of the Company’s internal control systems, through discussions with the Company’s external auditors and management, and shall report to the Board on an annual basis.

3.	The Committee shall review management’s quarterly report of operating vs. budget variances and shall report to the Board the results of its review.

4.	The Committee shall review annually the Company’s Whistleblower Policy and its effectiveness and enforcement.

Compliance with Legal and Regulatory Requirements

1.

The Committee shall review with management, and/or any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Company and any material reports.

2.	The Committee shall review with management and the Board any issues with regulatory agencies that are likely to have a significant financial impact on the Company.

3.	The Committee shall review with counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with the legal and regulatory responsibilities.

4.	The Committee shall review the status of income tax returns and any significant tax issues as they are reported to the Committee by management or the Board.

5.	The Committee shall review any inquiries, investigations, or audits of a financial nature by any government, regulatory, or taxation authorities.

6.

The Committee shall review any legal matters or claims that could have a material impact on the Company’s compliance policies or any material reports, inquiries, or other correspondence received from regulators or governmental agencies.

Other

1.

The Committee shall assist the Board in the discharge of its duties relating to the Company’s accounting policies and practices, reporting practices and internal controls, including under its Bylaws, securities regulations and otherwise.

2.

The Committee shall review the appointments of Chief Financial Officer, internal auditor (or persons appointed to perform the internal audit function), and any key financial executives involved in the financial reporting process of the Company and any Subsidiary Entity.

3.	The Chair of the Committee shall report to the Board and Audit Committee as directed by the requirements of the Company’s Whistle Blower Policy.

4.	The Committee shall also perform such other activities related to this Charter as requested by the Board.

5.	The Committee shall review and assess the adequacy of this Charter annually and shall submit any proposed changes to the Board for approval.

6.

The Committee shall ensure that this Charter or an appropriate summary of it which has been granted approval by the Committee is properly disclosed in accordance with any securities laws or regulatory requirements in the annual information form, management information circular or other similar disclosure document of the Company.

7.	The Committee may delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate from time to time.

Resources

1.

The Committee shall have the authority, in its sole discretion, to retain independent legal, accounting and other consultants to advise the Committee at the expense of the Company. The Committee shall be provided with the necessary funding to compensate the external auditors and any other advisors they engage, as well as to cover such ordinary administrative expenses as the Committee determines are necessary or appropriate in carrying out its duties.

2.

The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors and legal counsel, and any information with regards to the Company as it considers necessary in order to discharge its duties under this Charter.

3.

The Committee, through the Chair, may contact any Director, member of management or other officer or employee of the Company as it deems necessary, and any Director, member of management or other officer or employee of the Company may bring any matter before the Committee involving illegal, questionable, improper, or unethical practices or transactions.

4.	The external auditors shall be entitled to communicate directly with the Chair of the Committee and may meet separately with the Committee and any member of the Committee.

5.

The Committee may request any Director, member of management or other officer or employee of the Company or the Company’s external counsel or external auditors to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee. The Committee shall have full access to all of the Company’s books, records, properties, facilities and personnel, subject to compliance with any leases or similar contacts governing same.

Reporting

The Committee shall report its deliberations and discussions regularly to the Board and shall submit to the Board the minutes of its meetings.

Complaints Procedure

Any Director, officer or employee of the Company or any Subsidiary Entity who has any concern or complaints regarding accounting, internal control or auditing matters or any potential violations of law or regulatory provisions may, in accordance with the Company’s Whistleblower Policy, make an anonymous submission to any member of the Committee. The Committee shall establish procedures for the review and resolution of such complaints.